Management's

Discussions and Analysis

For the three and nine months

ended

September 30, 2024

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") for the three and nine months ended September 30, 2024 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2024. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements. Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit and Risk Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of November 6, 2024, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Description of the Business

Osisko is engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Québec, Canada.

Osisko is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

Business Model and Strategy

Osisko is focused on acquiring high-quality, long-life precious metals royalty and stream assets located in favourable jurisdictions and operated by established mining companies. The Company has deployed capital to finance, through the acquisition of metal royalty and stream assets, exploration, development, new mine construction, expansions, counterparty debt reduction and acquisitions. Osisko endeavours to provide investors with lower-risk precious metals exposure via a geographically and operationally diversified asset base. The Company aims to maintain a strong balance sheet to allow it to readily deploy capital into new investment opportunities.

Highlights

Third quarter of 2024

  18,408 gold equivalent ounces ("GEOs1") earned (23,292 GEOs in Q3 20232);
  Revenues from royalties and streams of $57.3 million ($62.1 million in Q3 2023);
  Cash flows generated by operating activities of $47.2 million ($43.5 million in Q3 2023);
  Net earnings of $18.3 million, $0.10 per basic share (net loss of $20.0 million, $0.11 per basic share in Q3 2023);
  Adjusted earnings3 of $28.8 million, $0.15 per basic share ($18.3 million, $0.10 per basic share in Q3 2023);
  Repayment of $27.3 million on the revolving credit facility;
  Cash balance of $58.5 million and debt outstanding of $80.7 million as at September 30, 2024;
  Acquisition of a 6% gold stream (until 225,000 ounces are delivered, and then 3.6% thereafter) by Osisko Bermuda Limited ("Osisko Bermuda") on SolGold plc's ("SolGold") Cascabel copper-gold development project in Ecuador for a total of US$225.0 million, payable upon achieving certain milestones;
  Entered into a binding agreement to acquire a 1.8% gross revenue royalty ("GRR") from Tembo Capital Mining Fund II ("Tembo") on Spartan Resources Limited's Dalgaranga Gold project ("Dalgaranga") in Western Australia for US$44 million, and a 1.35% GRR on additional regional exploration licenses in proximity to Dalgaranga from Tembo for US$6 million;
  First delivery of copper received by Osisko Bermuda from Metals Acquisition Limited under the CSA copper stream;
  First payment received from Agnico Eagle Mines Ltd. ("Agnico Eagle") under the Akasaba West 2.5% NSR royalty (partial coverage);
  Appointment of Ms. Wendy Louie to the Company's Board of Directors as an Independent Director; and
  Declaration of a quarterly dividend of $0.065 per common share paid on October 15, 2024 to shareholders of record as of the close of business on September 30, 2024.

Subsequent to September 30, 2024

  Resignation of Mr. Robert Krcmarov from the Board of Directors in order to pursue other opportunities; and
  Declaration of a quarterly dividend of $0.065 per common share payable on January 15, 2025 to shareholders of record as of the close of business on December 31, 2024.

_________________________________________________________________

1   GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price per ounce for the period. For average metal prices used, refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

2    Three months ended September 30, 2023 ("Q3 2023").

3   "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Revised Guidance for 2024

As reported on June 24, 2024, Victoria Gold Corp. ("Victoria") announced a slope failure of its heap leach facility at the Eagle Gold mine and operations have been suspended. As a result, Osisko does not expect to receive any deliveries under its royalty rights for the second half of the year (refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more details) and, consequently, has revised its guidance for 2024 to a range of 77,000 to 83,000 GEOs (from 82,000 to 92,000 GEOs). The revised guidance also considers the slower ramp-up to 20,000 tonnes per day ("tpd") capacity at Capstone Copper Corp.'s Mantos Blancos mine. The Company's 2024 average cash margin4  is expected to be between 96% and 97%.

Osisko's 2024 revised guidance on royalty and stream interests is largely based on publicly available forecasts from its operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

For the 2024 guidance, deliveries of silver, copper, and cash royalties have been converted to GEOs using commodity prices based on consensus price estimates and a gold/silver price ratio of 83:1.

Corporate Update

On August 6, 2024, Ms. Wendy Louie was appointed to the Company's Board of Directors as an Independent Director. Ms. Louie is a Canadian Chartered Professional Accountant with over 25 years of diverse finance and leadership experience focused primarily on the mining industry. Ms. Louie was the Vice President Finance and Chief Financial Officer of Sabina Gold and Silver Corp. until its acquisition by B2Gold Corp. in April 2023. Prior to that, Ms. Louie also held several senior management roles at Goldcorp Inc. from 2006 to 2016 serving as Vice President Finance, Vice President Reporting and Assistant Controller. From 2004 to 2006, Ms. Louie was also a Senior Tax Manager at Ernst & Young and from 1995 to 2004, she held various finance positions with Duke Energy Canada. Ms. Louie currently serves as an Independent Director for Liberty Gold Corp.

On November 1, 2024, Mr. Robert Krcmarov resigned from the Board of Directors in order to pursue other opportunities.

_________________________________________________________________

4  Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned by the Company's producing royalty, stream and other interests for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Gold

Canadian Malartic Complex royalty	7,598	8,605	25,128	25,043
Éléonore royalty	1,311	735	3,915	3,702
Eagle Gold royalty (i)	-	2,236	2,857	6,283
Island Gold royalty	872	669	2,246	2,305
Seabee royalty	534	699	2,158	1,692
Ermitaño royalty	620	601	1,767	1,553
Lamaque royalty	421	411	1,328	1,255
Pan royalty	362	425	996	1,257
Bald Mountain royalty	21	522	869	1,031
Fruta del Norte royalty	122	123	301	354
Others	123	417	529	1,402
	11,984	15,443	42,094	45,877

Silver

Mantos Blancos stream	1,905	2,333	7,045	9,431
CSA stream (ii)	1,307	1,386	3,862	2,913
Sasa stream	1,149	1,224	3,192	3,181
Gibraltar stream	390	605	1,660	1,806
Canadian Malartic Complex royalty	42	46	129	163
Others	34	69	117	173
	4,827	5,663	16,005	17,667

Copper and others

CSA copper stream (iii)	1,329	-	1,329	-
Renard diamond stream (iv)	259	2,147	1,244	7,269
Others	9	39	63	235
	1,597	2,186	2,636	7,504
Total GEOs	18,408	23,292	60,735	71,048

(i) As reported on June 24, 2024, Victoria announced a slope failure of its heap leach facility at the Eagle Gold mine and operations have been suspended. Please refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more details.

(ii) The CSA silver stream was acquired on June 15, 2023, with an effective date of February 1, 2023. Revenues related to the ounces earned between February 1, 2023 and June 15, 2023 were recognized in the third quarter of 2023 when the silver ounces were received and sold by Osisko Bermuda, a wholly-owned subsidiary of the Company.

(iii) The CSA copper stream was acquired on June 15, 2023, with an effective date of June 15, 2024. The first delivery of copper was received and sold by Osisko Bermuda during the third quarter of 2024. Copper is delivered on the last day of each quarter, and is generally expected to be sold in the subsequent quarter.

(iv) Until April 30, 2022, GEOs from the Renard diamond stream were excluded when presenting Osisko's total attributable GEOs because cash flows from the Renard diamond stream were reinvested through a bridge loan with the operator until that date. On October 27, 2023, Stornoway Diamonds (Canada) Inc. ("Stornoway"), the operator of the Renard diamond mine, announced it was suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act ("CCAA"). In January 2024, Osisko received a partial repayment of $1.9 million from the bridge loan and subsequently recognized the GEOs (697 GEOs) that were not recognized at the time the proceeds from the diamonds stream were reinvested. In the second and third quarters of 2024, a small number of diamonds were sold as part of Stornoway's care and maintenance plan.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

GEOs by Product

Metal Prices and Exchange Rates

	Three months ended September 30,				Nine months ended September 30,
	2024		2023		2024		2023
	Realized	Average	Realized	Average	Realized	Average	Realized	Average

Gold (i)	$2,467	$2,474	$1,926	$1,928	$2,275	$2,296	$1,929	$1,932
Silver (ii)	$31	$29	$23	$24	$27	$27	$23	$23
Copper (iii)	$9,283	$9,210	n/a	$8,356	$9,283	$9,131	n/a	$8,585

Exchange rate (C$/US$) (iv)	n/a	1.3641	n/a	1.3414	n/a	1.3604	n/a	1.3456

(i) The average price represents the London Bullion Market Association's PM price in U.S. dollars per ounce.

(ii) The average price represents the London Bullion Market Association's price in U.S. dollars per ounce.

(iii) The average price represents the London Metal Exchange's price in U.S. dollars per tonne.

(iv) Bank of Canada daily rate.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Royalty, Stream and Other Interests Portfolio Overview

As at November 6, 2024, Osisko owned a portfolio of 169 royalties, 14 streams and 4 offtakes, as well as 7 royalty options. Currently, the Company has 20 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	15	5	-	20
Development	15	8	2	25
Exploration and evaluation	139	1	2	142
	169	14	4	187

Producing assets (i)

Asset	Operator	Interest (ii)	Commodity	Jurisdiction

North America
Akasaba West (iii)	Agnico Eagle Mines Limited	2.5% NSR royalty	Au, Cu	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR (iv) royalty	Au	USA
Canadian Malartic Complex	Agnico Eagle Mines Limited	3 - 5% NSR royalty	Au, Ag	Canada
Éléonore	Newmont Corporation	1.8 - 3.5% NSR royalty	Au	Canada
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Gibraltar	Taseko Mines Limited	87.5% stream	Ag	Canada
Island Gold	Alamos Gold Inc.	1.38 - 3% NSR royalty	Au	Canada
Lamaque	Eldorado Gold Corporation	1% NSR royalty	Au	Canada
Macassa TH	Agnico Eagle Mines Limited	1% NSR royalty	Au	Canada
Pan	Calibre Mining Corp.	4% NSR royalty	Au	USA
Parral	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico
Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Outside of North America
Brauna	Lipari Mineração Ltda	1% GRR (v)	Diamonds	Brazil
CSA	Metals Acquisition Limited	100% Ag stream 3.0 - 4.875% Cu stream (vi)	Ag, Cu	Australia
Dolphin Tungsten (vii)	Group 6 Metals Limited	1.5% GRR	Tungsten (W)	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador
Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile
Sasa	Central Asia Metals plc	100% stream	Ag	North Macedonia
Tocantinzinho (viii)	G Mining Ventures Corp.	0.75% NSR royalty	Au	Brazil

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Key exploration/evaluation and development assets

Asset	Operator	Interest	Commodities	Jurisdiction

Altar	Aldebaran Resources Inc. and Sibanye-Stillwater Ltd.	1% NSR royalty	Cu, Au	Argentina
Arctic	South32 Limited / Trilogy Metals Inc.	1% NSR royalty	Cu	USA
Antakori	Regulus Resources Inc.	0.75% - 1.5% NSR royalty	Cu, Au	Peru
Back Forty	Gold Resource Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA
Bralorne	Talisker Resources Ltd.	1.7% NSR royalty	Au	Canada
Cariboo	Osisko Development Corp.	5% NSR royalty	Au	Canada
Cascabel	SolGold plc	6% stream 0.6% NSR royalty	Au Cu, Au	Ecuador
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Cerro del Gallo	Alamos Gold Inc.	3% NSR royalty	Au, Ag, Cu	Mexico
Copperwood	Highland Copper Company Inc.	1.5% NSR royalty 3/26th NSR royalty	Cu Ag	USA
Shaakichiuwaanaan (Corvette)	Patriot Battery Metals Inc.	2% NSR royalty	Lithium (Li)	Canada
Eagle Gold (ix)	Victoria Gold Corp.	5% NSR royalty	Au	Canada
Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Hermosa	South32 Limited	1% NSR royalty on sulphide ores	Zn, Pb, Ag	USA
Horne 5	Falco Resources Ltd.	90% - 100% stream	Ag	Canada
Kandiolé	Roscan Gold Corp.	1% NSR royalty	Au	Mali
Magino (x)	Alamos Gold Inc.	3% NSR royalty	Au	Canada
Marban	O3 Mining Inc.	0.435-2% NSR royalty	Au	Canada
Marimaca	Marimaca Copper Corp.	1% NSR royalty	Cu	Chile
Namdini	Cardinal Namdini Mining Ltd	1% NSR royalty	Au	Ghana
Pine Point	Pine Point Mining Limited	3% NSR royalty	Zn	Canada
San Antonio	Osisko Development Corp.	15% stream	Au, Ag	Mexico
Spring Valley (xi)	Solidus Resources LLC	0.5 - 3.5% NSR royalty	Au	USA
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
West Kenya	Saturn Resources Ltd.	2% NSR royalty	Au	Kenya
Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand
White Pine	White Pine Copper LLC	1.5% NSR royalty 3/26th NSR royalty	Cu Ag	USA
Windfall	Gold Fields Limited	2.0 - 3.0% NSR royalty	Au	Canada

(i) The Renard diamond stream is excluded from producing assets as deliveries received in 2024 are only related to residual production from the mine.

(ii) Excluding tail royalties and streams reduction, when applicable.

(iii) The royalty covers less than half of the planned open-pit mine surface area.

(iv) Gross smelter return ("GSR").

(v) Gross revenue royalty ("GRR").

(vi) Deliveries under the CSA copper stream commenced in July 2024.

(vii) In July 2023, Group 6 Metals Limited announced that commercial production of tungsten was achieved at the Dolphin Tungsten mine and the first concentrate was produced and exported.

(viii) G Mining Ventures Corp. announced first gold production and ongoing mill commissioning activities on July 9, 2024. Commercial production was declared on September 3, 2024.

(ix) As reported on June 24, 2024, Victoria announced a slope failure of its heap leach facility at the Eagle Gold mine and operations have been suspended. Please refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more details.

(x) The 3% NSR royalty covers a small portion of the currently proposed mine plan. Commercial production was declared at Magino in November 2023, but Osisko does not expect to receive royalty payments in the short term.

(xi) A 3-3.5% NSR royalty is applicable to the core resource area; a separate 0.5-2% NSR royalty is applicable on the periphery of the property.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Main Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Royalty, Stream and Offtake Interests Transactions

Cascabel stream

On July 15, 2024, the Company announced that its wholly-owned subsidiary, Osisko Bermuda,  in partnership with Franco-Nevada (Barbados) Corporation ("FNB"), a wholly-owned subsidiary of Franco-Nevada Corporation, entered into a definitive Purchase and Sale Agreement (Gold) (the "Gold Stream") with SolGold plc and certain of its wholly-owned subsidiaries (collectively, "SolGold"), with reference to gold production from SolGold's 100%-owned Cascabel copper-gold project located in Ecuador ("Cascabel").

Pursuant to the terms of the Gold Stream, Osisko Bermuda and FNB (collectively, the "Stream Purchasers") will make initial deposits totaling US$100 million to SolGold in three equal tranches to fund the Cascabel's pre-construction costs (the "Pre-Construction Deposit"). The first tranche of the Pre-Construction Deposit was funded at closing, with the two subsequent tranches subject to achievement of key development milestones. Thereafter, the Stream Purchasers will make additional deposits totaling US$650 million to SolGold to fund construction costs once Cascabel is fully financed and further derisked (the "Construction Deposit", and together with the Pre-Construction Deposit, the "Deposit").

Osisko Bermuda will provide 30% of the Deposit (US$225 million, comprised of US$30 million in Pre-Construction Deposit and US$195 million in Construction Deposit) in exchange for a 30% interest in the Gold Stream and FNB will provide 70% of the Deposit in exchange for a 70% interest in the Gold Stream.

The deposit is payable as follows:

  US$10 million paid at closing;
  US$10 million on achievement of operational milestones, including execution of the amended investment protection agreement, completion of geotechnical drilling and finalization of the tailings storage facility design sufficient for a minimum of 10 years of operation;
  US$10 million on achievement of operational milestones, including submission of all final permit applications for the construction and operation of the project; and
  US$195 million payable pro rata drawdowns with construction facility.

Osisko Bermuda will purchase refined gold equal to 6% of the contained gold produced from Cascabel until 225,000 ounces of gold have been delivered to it, and 3.6% thereafter for the remaining life of the mine. Osisko Bermuda will make ongoing cash payments for refined gold delivered equal to 20% of the spot price of gold at the time of delivery.

Dalgaranga royalty acquisition

On September 30, 2024, the Company announced that it has entered into a binding agreement to acquire a 1.8% gross revenue royalty (“GRR”) on Dalgaranga (the “Dalgaranga Royalty”) operated by Spartan Resources Limited (“Spartan”) in Western Australia. In addition, Osisko shall also acquire a 1.35% GRR (the “Exploration Royalty”) on additional regional exploration licenses in proximity to Dalgaranga. The consideration to be paid by Osisko to the seller, Tembo Capital Mining Fund III, for the Dalgaranga Royalty and the Exploration Royalty, respectively, totals US$44.0 million and US$6.0 million. Closing of the transaction is subject to approval from Australia’s Foreign Investment Review Board, which is expected in the fourth quarter of 2024.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Main Producing Assets - Updates

Canadian Malartic Royalty (Agnico Eagle Mines Limited)

The Company holds a 3-5% NSR royalty on the Canadian Malartic mine, which is located in Malartic, Québec. Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South underground deposits, a 3.0% NSR royalty on the Odyssey North underground deposit and a 3.0-5.0% NSR royalty on the East Malartic underground deposit, which are located adjacent to the Canadian Malartic mine. The Canadian Malartic mine and the Odyssey mine now form the Canadian Malartic Complex. In addition, a $0.40 per tonne milling fee is payable to Osisko on ore processed from any property that was not part of the Canadian Malartic property at the time of the sale of the mine in 2014.

Guidance - 2024

On February 15, 2024, Agnico Eagle reported production guidance of 615,000 to 645,000 ounces of gold at Canadian Malartic for the year 2024.

Update on operations

On October 30, 2024, Agnico Eagle reported gold production at the Canadian Malartic Complex of 141,392 ounces in the third quarter of 2024 compared to 177,243 ounces in the third quarter of 2023. Gold production decreased when compared to the prior-year period due to lower grades as expected from the mining sequence combined with lower recovery and throughput.

In the third quarter of 2024, ramp development and shaft sinking activities progressed on schedule, reaching a depth of 873 metres and 839 metres, respectively, and the excavation of the temporary shaft loading station on level 64 was completed. Surface construction progressed as planned, with a focus on the service hoist and the operations complex. Recent exploration drilling continued to return good results in the eastern extension of the East Gouldie deposit up to 760 metres east of current mineral resources, including 3.0 grams per tonne ("g/t") Au over 51.5 metres at 1,349 metres depth and 5.1 g/t Au over 8.2 metres at 1,455 metres depth. In the upper extension of East Gouldie, conversion drilling near the Odyssey shaft has returned intersections including 3.3 g/t Au over 20.8 metres at 814 metres depth. Continued conversion drilling success in this area would confirm the potential to add mineral reserves that could provide additional production for the operation that would require modest additional lateral development considering the area's proximity to the existing ramp infrastructure. Results from the ongoing exploration program continue to show the potential to add significant mineral resources along extensions of the main East Gouldie deposit.

Update on exploration

On February 15, 2024, Agnico Eagle reported that expansion drilling resulted in the extension of the East Gouldie Inferred Mineral Resource laterally to the west by approximately 870 metres. On April 25, 2024, Agnico Eagle reported positive results to the east of the East Gouldie Mineral Resources, including 4.5 g/t Au over 30.0 metres at 1,162 metres depth and 1,060 metres east of the current Mineral Reserves, and 3.1 g/t Au over 32.8 metres at 1,556 metres depth and 420 metres east of the lower portion of the East Gouldie Mineral Reserves. Drilling results demonstrate that the corridor remains open to the east with high potential to categorize a large area as Inferred Mineral Resources by year-end 2024. Highlight intercepts include 6.2 g/t Au over 6.7 metres at 1,300 metres depth to the west and 6.7 g/t Au over 13.5 metres at 1,470 metres depth to the east of the deposit. Agnico Eagle will continue to test the east and west extensions of the East Gouldie deposit in 2024, with the objective of potentially adding a new mining front. Agnico Eagle expects to spend approximately US$20.4 million for 137,000 metres of drilling at the Canadian Malartic Complex in 2024. Exploration plans at the Odyssey mine includes 102,500 metres of drilling with five objectives: continued conversion drilling of East Gouldie Inferred Mineral Resources to Indicated Mineral Resources, testing the immediate extensions of East Gouldie, continued conversion drilling of the Odyssey South deposit of Inferred Mineral Resources to Indicated Mineral Resources, further investigating the Odyssey internal zones, and converting Inferred Mineral Resources to Indicated Mineral Resources in the Odyssey North deposit.

On July 31, 2024, Agnico Eagle announced that based on positive exploration results in the first half of 2024 at Canadian Malartic, the company has approved a supplemental budget of US$16.5 million for 84,500 meters of drilling. The results from this ongoing program are anticipated to have a positive impact on the mineral resource estimate at year-end 2024.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Update on Mineral Reserve and Resource Estimates

On February 15, 2024, Agnico Eagle reported an initial Probable Mineral Reserve of 5.2 million ounces of gold at the East Gouldie deposit (47 million tonnes grading 3.42 g/t Au). This resulted in an increase of reported Proven and Probable Mineral Reserves to 7.9 million ounces of gold at the Canadian Malartic Complex (142.3 million tonnes grading 1.73 g/t Au). Updated Measured and Indicated Resources include 1.1 million ounces of gold (17.4 million tonnes grading 1.88 g/t Au) and Inferred Resources include 9.5 million ounces of gold (138.9 million tonnes grading 2.12 g/t Au) as at December 31, 2023.

On June 20, 2023, Agnico Eagle provided results from an internal study on the Odyssey underground mine (the "2023 Odyssey Study") and exploration results from the Canadian Malartic Complex. The 2023 Odyssey Study highlighted a 23% increase in life-of-mine payable gold production from the Odyssey mine compared to the internal study from 2020. The 2023 Odyssey Study also outlined an extension of the mine life to 2042 with a mine plan that includes approximately 9.0 million ounces of gold, including 0.2 million ounces of gold in Probable Mineral Reserves (2.8 million tonnes grading 2.22 g/t Au), 4.8 million ounces of gold in Indicated Resources (45.5 million tonnes grading 3.31 g/t Au) and 4.0 million ounces of gold in Inferred Resources (53.5 million tonnes grading 2.32 g/t Au). The Mineral Reserve and Resource Estimates in the 2023 Odyssey Study are no longer current, however, the provided mine plan is the most recently published by Agnico Eagle and the global mineral inventory is generally consistent with the Mineral Reserve and Resource updated as at December 31, 2023.

For additional information, please refer to Agnico Eagle's press release dated June 20, 2023 entitled "Agnico Eagle Provides Update on Canadian Malartic Complex -Internal Study Demonstrates Improved Value, Extends Mine Life and Supports Potential Future Production Growth in the Abitibi Greenstone Belt; Positive Exploration Results Expected to Result in Increased Mineral Reserves and Mineral Resources; Additional Property Scale Targets Being Evaluated", Agnico Eagle's press releases dated February 15, 2024, entitled "Agnico Eagle Reports Fourth Quarter and Full Year 2023 Results - Record Quarterly and Annual Gold Production and Free Cash Flow; Record Mineral Reserves Increased 10.5%; Updated Three-Year Guidance" and "Agnico Eagle Provides an Update on 2023 Exploration Results and 2024 Exploration Plans - Mineral Reserves Up 10.5% Year-Over-Year to 54 Moz; Initial Mineral Reserve of 5.2 Moz Declared at East Gouldie; Initial Underground Mineral Resources Declared at Detour Lake of 1.6 Moz" and Agnico Eagle's press release dated July 31, 2024 entitled "Agnico Eagle Reports Second Quarter 2024 Results - Third Consecutive Quarter of Record Free Cash Flow Underpinned by Consistent, Strong Operational and Cost Performance; Upper Beaver Project Study Shows Solid Risk-Adjusted Returns", all filed on www.sedarplus.ca.

Mantos Blancos Stream (Capstone Copper Corp.)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Mantos Blancos mine, an open-pit mine located in the Antofagasta region of Chile. The Mantos Blancos mine is owned and operated by Capstone Copper Corp. ("Capstone").

Under the stream, Osisko Bermuda will receive refined silver equal to 100% of the payable silver from the Mantos Blancos mine until 19.3 million ounces have been delivered (6.2 million ounces have been delivered as at September 30, 2024), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Capstone to Osisko Bermuda.

Guidance - 2024

Mantos Blancos is currently focused on reliably achieving the installed capacity of 20,000 tpd. The company is executing on a plan to address plant stability that includes improved maintenance and optimization of the concentrator and tailings system.

On October 31, 2024, Capstone announced that the 2024 consolidated copper production is expected to finish at the low end of the guidance range.

Update on operations

On October 31, 2024, Capstone reported third quarter production of 9,974 tonnes of copper, which was 18% lower than the 12,135 tonnes produced in the third quarter of 2023 due to lower grades, dump grades and throughput, partially offset by higher recoveries.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

In July 2024, a successful two-week planned shutdown was completed which included the installation of a new holding tank and additional pumps in the tailings area in order to address deficiencies identified preventing the sustained achievement of the 20,000 tpd capacity from the sulphide operations. Following the plant ramp-up period in August, ore throughput averaged 18,062 tpd through to the end of the third quarter, with plant throughput meeting or exceeding the nameplate capacity of 20,000 tpd on 23 operating days. The overall variability of the milling process has been significantly reduced and higher throughput is expected in the fourth quarter of 2024.

For additional information, please refer to Capstone's press release dated January 24, 2024, entitled "Capstone Copper Provides 2024 Guidance and Announces 2023 Production Results" and Capstone's press release dated October 31, 2024, entitled "Capstone Copper Reports Third Quarter 2024 Results", both filed on www.sedarplus.ca.

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, situated in central Yukon Territory, Canada, which hosts the Eagle Gold mine, owned and operated by Victoria, on all metals until 97,500 ounces of gold have been delivered to Osisko and a 3% NSR royalty thereafter. As of September 30, 2024, a total of 32,667 ounces of gold have been delivered under the royalty agreement.

Guidance - 2024

On February 20, 2024, Victoria reported production guidance of 165,000 to 185,000 ounces of gold at the Eagle Gold mine for the year 2024. This guidance was retracted on July 4, 2024 following the heap leach pad incident (see below).

Heap leach facility failure

On June 24, 2024, Victoria announced that the heap leach facility at the Eagle Gold mine experienced a failure. Operations have been suspended while the site operations team, along with management and the Yukon government officials continue to assess the situation and gather information. Victoria has confirmed that there have been no fatalities or injuries to personnel associated with the incident. Victoria also confirmed that there had been some damage to infrastructure and a portion of the failure had left containment. Subsequently, on July 4, 2024, Victoria advised that it had received Notices of Default from its lenders under the Credit Agreement dated December 18, 2020. A default under the Eagle Royalty Agreement dated April 13, 2018 was also triggered and, consequently, Osisko provided a Notice of Default to Victoria on July 4, 2024. On July 12, 2024 and July 30, 2024, Victoria reported that there can be no assurance that the company will have the financial resources necessary to repair the damage to the equipment and facilities, to remediate the impacts caused by the incident or to restart production.

On August 14, 2024, the Ontario Superior Court of Justice appointed PricewaterhouseCoopers Inc. as receiver and manager, at the direction of the Yukon Government and under the supervision of the court, of all the assets, undertakings and properties of Victoria, which properties include but is not limited to the Eagle Gold mine. A copy of the appointment order (the "Appointment Order") is available on the following website: www.pwc.com/ca/victoriagold.

Impairment

The elements discussed above were considered indicators of impairment, among other facts and circumstances, and, accordingly, management performed an impairment assessment on its Eagle Gold mine royalty interest as at June 30, 2024. The recoverable amount, in accordance with IAS 36, was estimated to be $nil at June 30, 2024 based on management's assessment of the facts and circumstances which include, amongst others, the complete halt of production, the social and political environment surrounding the incident, the capital requirements related to mitigation and site restoration, and the ability to restart operations with authorization from the Yukon Director of Mineral Resources or with the necessary financial resources. As a result, the Company recognized a full impairment loss of $67.8 million ($49.9 million, net of income taxes) on June 30, 2024.

In the event that there is a change in the facts and circumstances surrounding the situation at the Eagle Gold mine, and there is a restart of operations and resumption of precious metal deliveries to Osisko under its royalty agreement, a re-assessment of the recoverable amount of the Eagle Gold mine royalty interest will be performed at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

For additional information, please refer to Victoria's press release dated January 15, 2024, entitled "Victoria Gold: Eagle Gold Mine Annual and Fourth Quarter 2023 Production Results", Victoria's press release dated February 24, 2023 entitled "Victoria Gold: Eagle Gold Mine Updated Technical Report", Victoria's press release dated June 24, 2024 entitled "Victoria Gold: Eagle Gold Mine Heap Leach Pad Incident", Victoria's press release dated July 4, 2024 entitled "Victoria Gold Provides Update on Eagle Gold Mine Incident", Victoria's press release dated July 12, 2024, entitled "Victoria Gold: Update on Eagle Gold Mine" and Victoria's press release dated July 30, 2024, entitled "Victoria Gold: Update on HLF Incident Management", all filed on www.sedarplus.ca.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 1.8% to 3.5% NSR royalty on the Éléonore gold mine located in the Province of Québec and operated by Newmont Corporation ("Newmont"). Osisko currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Guidance - 2024

On February 22, 2024, Newmont reported production guidance of 270,000 ounces of gold at the Éléonore mine for the year 2024. Newmont also announced that the company is seeking to divest six non-core assets, including the Éléonore mine.

Update on operations

On October 24, 2024, Newmont announced production at Éléonore of 54,000 ounces of gold in the third quarter of 2024, compared to 50,000 ounces of gold in the third quarter of 2023. Gold production increased 8% primarily due to higher ore grade milled and higher mill throughput.

Update on Reserve and Resource Estimates

On February 22, 2024, Newmont reported Proven and Probable Mineral Reserves at Éléonore comprising 8.9 million tonnes grading 5.38 g/t Au for 1.5 million ounces of gold as at December 31, 2023. This result is relatively stable compared to December 31, 2022 despite the 2023 production.

For additional information, please refer to Newmont's press release dated February 22, 2024, entitled "Newmont Announces 2023 Mineral Reserves for Integrated Company of 136 Million Gold Ounces with Robust Copper Optionality of 30 Billion Pounds" and Newmont's press release dated October 24, 2024 entitled "Newmont Reports Third Quarter 2024 Results", both filed on www.sedarplus.ca.

Sasa Stream (Central Asia Metals plc)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in North Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe. Osisko Bermuda's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver delivered, increased for inflation annually from 2017 (US$6.69 per ounce in 2024).

Update on operations

On October 9, 2024, Central Asia reported 105,627 ounces of payable silver to Osisko in the third quarter of 2024 compared to 95,044 ounces of payable silver in the third quarter of 2023.

During the third quarter of 2024, the Paste Backfill Plant continued to operate consistently, with approximately 76,000 tonnes of paste placed in the voids between the 990 and 910 metre levels and in the cut-and-fill production stopes on the 800-metre level. The first long-hole stopes are in production, and additional stopes will follow during the remainder of 2024 and thereafter. As in the first six months of 2024, some previously mined voids proved of greater volume than anticipated, increasing the volume of tailings that can be stored underground. This void-filling also provides the necessary ground stability for current and future mining. Since the commissioning of the Paste Backfill Plant, over 207,000 tonnes of paste have been placed underground, representing around 50% of the total tailings generated during this period.

Construction of the Dry Stack Tailings Plant remains on track, with dry commissioning started in September. Meanwhile, the first phase of the engineered landform has been completed, ready for the placing of geosynthetic materials prior to full commissioning of the Dry Stack Tailings Plant. Initial placement of filter cake remains on schedule for the fourth quarter of 2024.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

For more information on the Sasa mine, refer to Central Asia's press release dated October 9, 2024, entitled "Q3 2024 Operations Update", available on their website at www.centralasiametals.com.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (all of the current Mineral Resources and Reserves are covered by the royalties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

Guidance - 2024

On September 12, 2024, Alamos tightened its guidance range for the Island Gold mine to 145,000 - 155,000 ounces of gold for 2024, compared to the original guidance range of 145,000 - 160,000 ounces.

Update on operations

Alamos will release its results for the third quarter of 2024 after the close of markets on November 6, 2024.

Update on Island Gold Phase 3+ Expansion

On March 27, 2024, Alamos announced the friendly acquisition of Argonaut Gold Inc. ("Argonaut Gold") and its Magino gold mine and mill, located immediately adjacent to Alamos' Island Gold mine. The transaction closed on July 12, 2024.

Alamos' previously planned Phase 3+ mill and tailings facility expansion construction work at Island Gold is no longer required post the acquisition of the 10,000 tpd Magino mill, which is located two kilometres from the Island Gold shaft. Starting in 2025, the Island Gold mill will be shut down and the Island Gold ore will be processed through the Magino mill at significantly lower processing costs. An expansion of the mill to 12,400 tpd is expected to be completed in 2026 and coincide with the completion of the Phase 3+ Expansion. This is expected to accommodate 10,000 tpd of ore from Magino and 2,400 tpd from Island Gold.

On July 31, 2024, Alamos reported that construction of the Phase 3+ Expansion continued to progress during the second quarter of 2024. The Phase 3+ Expansion remains on schedule to be completed during the first half of 2026.

Alamos' expanded and accelerated mine plan at Island Gold is anticipated to transition a greater proportion of production towards Osisko's 2% and 3% NSR royalty boundaries earlier in the mine plan, as opposed to the mineral inventory covered by Osisko's 1.38% NSR royalty. A small fraction of the eastern limit of the Magino pit is covered by a 3% NSR royalty, with GEOs earned to Osisko expected from 2030 onwards. The underground exploration potential previously highlighted by Argonaut Gold on this claim is located less than 300 metres from the existing Island Gold underground infrastructure.

On September 12, 2024, Alamos reported that production guidance for 2026 increased 21% to between 630,000 and 680,000 ounces, representing a 30% increase from previous guidance reflecting the inclusion of Magino, as well as the completion of the Phase 3+ Expansion at Island Gold.

Update on Reserve and Resource Estimates

On February 20, 2024, Alamos announced that combined Mineral Reserves and Resources at Island Gold increased by 16% across all categories to 6.1 million ounces, net of depletion, as at December 31, 2023. Combined Mineral Reserves and Resources have now increased for eight consecutive years with grades also increasing substantially over that time frame. Including mining depletion to date, 7.5 million ounces have been discovered at Island Gold as it continues to establish itself as one of the highest-grade and fastest-growing deposits in the world. Proven and Probable Mineral Reserves increased 18% to 1.7 million ounces (5.2 million tonnes grading 10.30 g/t Au). This marked the eleventh consecutive year of Mineral Reserve growth. Mineral Reserve additions totaled 394,000 ounces, more than offsetting mining depletion of 134,000 ounces. The increase was driven by the conversion of existing Mineral Resources and discovery of new Mineral Reserves, the majority of which are in proximity to existing underground infrastructure.

Converted Mineral Resources were also more than replaced at higher grades reflecting significant additions near existing infrastructure. This included a 146% increase in Measured and Indicated Mineral Resources to 0.7 million ounces (2.6 million tonnes grading 8.73 g/t Au). Inferred Mineral Resources also increased 4% to 3.7 million ounces (7.9 million tonnes grading 14.58 g/t Au).

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Update on exploration

On April 24, 2024, Alamos reported that the 2024 near mine exploration program will continue to focus on defining new Mineral Reserves and Resources in proximity to existing production horizons and underground infrastructure through both underground and surface exploration drilling.

A total of US$19 million has been budgeted for exploration at Island Gold in 2024, up from US$14 million in 2023 with both a larger near mine and regional exploration program.

On July 23, 2024, Alamos reported new results from underground and surface drilling at the Island Gold mine. Exploration drilling continues to extend high-grade gold mineralization across the Island Gold deposit, as well as within several hanging wall and footwall structures. Delineation and definition drilling has defined wide, higher-grade zones within the Island East area. This is expected to drive further growth in high-grade Mineral Reserves and Resources with the year-end update. Additionally, high-grade mineralization was intersected in the North Shear and the Webb Lake stock area, highlighting a longer-term, near-mine opportunity as a potential source of additional mill feed for the expanded Magino milling complex.

For more information, refer to Alamos' press release dated January 10, 2024 entitled "Alamos Gold Achieves Increased 2023 Guidance with Record Annual Production and Provides Three-Year Production and Operating Guidance", Alamos' press release dated February 13, 2024 entitled "Alamos Gold Intersects Additional High-Grade Mineralization Near Existing Infrastructure at Island Gold which is Expected to Drive Further Growth in Mineral Reserves and Resources", Alamos' press release dated February 20, 2024 entitled "Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2023", Alamos' press release dated March 27, 2024 entitled "Alamos Gold Announces Friendly Acquisition of Argonaut Gold", Alamos' press release dated April 24, 2024 entitled "Alamos Gold Reports First Quarter 2024 Results", Alamos' press release dated July 12, 2024 entitled "Alamos Gold Announces Closing of Argonaut Gold Acquisition", Alamos' press release dated July 23, 2024 entitled "Alamos Gold Continues to Expand High-Grade Mineralization Near Existing Infrastructure Across the Island Gold Deposit Supporting Further Expected Growth in Mineral Reserves and Resources", Alamos' press release dated July 31, 2024 entitled "Alamos Gold Reports Second Quarter 2024 Results - Record production and lower costs drive record free cash flow of $107 million" and Alamos' press release dated September 12, 2024 entitled "Alamos Gold Provides Updated Three-Year Production, Operating and Capital Guidance", all filed on www.sedarplus.ca.

CSA Streams (Metals Acquisition Limited)

Osisko Bermuda holds a silver stream and a copper stream on the CSA copper mine, operated by Metals Acquisition Limited ("Metals Acquisition"). Osisko Bermuda will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA for the life of the mine and will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. Osisko Bermuda will also be entitled to purchase refined copper equal to 3.0% of payable copper produced from CSA until the 5th anniversary of the closing date (June 15, 2023), then 4.875% of payable copper produced from CSA until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from CSA for the remaining life of the mine. Osisko Bermuda will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery. On the 5th anniversary of the closing date, Metals Acquisition will have the option to exercise certain buy-down rights on the copper stream by paying a one-time cash payment to Osisko Bermuda of US$20.0 million to US$40.0 million.

On July 17, 2023, Osisko Bermuda received its first delivery of silver. From February 1, 2023 to September 30, 2024, approximately 0.6 million ounces of silver were purchased and sold by Osisko Bermuda under the CSA silver stream. The first delivery of 74 tonnes of copper (164,000 pounds) under the CSA copper stream occurred in the first week of July 2024 from the second quarter production. This delivery was sold during the third quarter of 2024. The delivery for the third quarter production was made on September 30, 2024 for a total of 283 tonnes of copper (622,000 pounds). This delivery was held as inventory on September 30, 2024 and is expected to be sold during the fourth quarter of 2024.

Guidance - 2024 to 2026

On July 22, 2024, Metals Acquisition reiterated its 3-year guidance for copper production: between 38,000 to 43,000 tonnes in 2024, 43,000 to 48,000 tonnes in 2025 and 48,000 to 53,000 tonnes in 2026. The 3-year production guidance was based primarily on Reserves, but also on Measured and Indicated Mineral Resources (as at August 31, 2023) and, given that all the deposits are open and a large drill program is underway, Metals Acquisition considers it likely that there will be changes over the relevant period as the company's overall plan to continue operational and production improvement continues to develop.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Update on operations

On February 20, 2024, Metals Acquisition raised A$325 million through its listing on the Australian Stock Exchange ("ASX"). Proceeds from the ASX listing were used to repay in full the deferred consideration facility to Glencore plc in connection with Metals Acquisition's acquisition of CSA, and the balance is expected to be used to increase working capital to facilitate operational flexibility and potential production growth, and also to provide additional funding for exploration programs and mine development at the CSA mine.

On October 9, 2024, Metals Acquisition raised A$150 million through a placement. Placement proceeds will be used to optimize Metals Acquisition's balance sheet and de-lever (by retiring its existing mezzanine debt facility at the earliest practicable date) while also providing additional flexibility to pursue strategic inorganic growth opportunities

On October 21, 2024, Metals Acquisition announced copper production of 10,159 tonnes at the CSA copper mine, the  second strongest copper production under Metals Acquisition's ownership following on from the record June quarter. Metals Acquisition noted that copper production for 2024 is tracking to the mid-point of the annual guidance at 40,500 tonnes of copper.

Update on exploration

On October 21, 2024, Metals Acquisition provided an update on its continuing exploration and resource development at the CSA copper mine, including promising drill results. Underground exploration continued to focus on the down dip and along strike extensions of the QTSN and QTSC deposits, as well as the shallower, up dip portions of the East and West deposits and QTSS Upper.

Update on Mineral Reserve and Resource Estimates

On April 22, 2024, Metals Acquisition announced an updated 2023 Mineral Resource and Mineral Reserve statement and production guidance for CSA, including:

  64% increase in Mineral Reserves after replacement of depletion to 14.9 million tonnes grading 3.3% copper for 494,000 tonnes of contained copper;
  Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) increased to 4.7 million tonnes grading 4.9% copper (nil previously) for 229,000 tonnes of contained copper; and
  67% increase in mine life to eleven years (end of 2034) based on Mineral Reserves only.

The effective date for the Mineral Resource and Reserve Statement is August 31, 2023 and as such, any new information received after that time has not been incorporated into the Mineral Resource and Reserve statement at this stage. The 2023 Mineral Reserve only extends 95 metres vertically below the current decline position. All deposits (other than QTS South Upper A) are open in at least one direction and drilling is continuing to further increase the Mineral Resources and Mineral Reserves, subject to exploration success and economic factors.

For more information, refer to Metals Acquisition's press release dated February 20, 2024, entitled "Metals Acquisition Ltd Dual Lists on ASX Following Upsized A$325 million IPO", Metals Acquisition's press release dated March 28, 2024, entitled "Metals Acquisition Limited Provides Notice of 2023 Annual Report and Conference Call Details and the related 2023 Annual Report, Metals Acquisition's press release dated April 29, 2024, entitled "Metals Acquisition Limited Announces March 2024 Quarterly Activities Report", Metals Acquisition's press release dated July 22, 2024, entitled "Metals Acquisition Limited Announces June 2024 Quarterly Report", Metals Acquisition's press release dated October 9, 2024 entitled "Metals Acquisition Limited Raises ~A$150 Million (~US$103 Million) Through Successful Placement", Metals Acquisition's press release dated October 21, 2024 entitled "September 2024 Quarterly Report" and Metals Acquisition's press release dated October 21, 2024, entitled "Metals Acquisition Limited Reports Drill Results Including 19.8m @ 10.9% Cu, 27.3m @ 8.7% Cu, 3.8m @ 17.1% Cu and 23.6m @ 5.2% Cu", all filed on www.sec.gov/edgar.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Ermitaño Royalty (First Majestic Silver Corp.)

Osisko holds a 2% NSR royalty on the Ermitaño underground gold and silver mine ("Ermitaño") operated by First Majestic Silver Corp. ("First Majestic") and located in Sonora State, Mexico. Processing of ore from Ermitaño at the Santa Elena processing plant started in December 2021.

Guidance - 2024

On January 16, 2024, First Majestic reported that it expects to produce between 1.10 and 1.12 million ounces of silver, and between 81,000 and 90,000 ounces of gold in 2024 at the Ermitaño mine.

Update on operations

On October 17, 2024, First Majestic announced production of 376,203 ounces of silver and 27,435 ounces of gold in the third quarter of 2024 at Santa Elena, an increase of 4% over the prior quarter. The mill processed a total of 259,919 tonnes of ore, slightly higher than the prior quarter with average silver and gold head grades relatively consistent at 68 g/t Ag and 3.50 g/t Au, respectively. Consolidated silver and gold recoveries averaged 67% and 94%, respectively, during the quarter. Silver recovery increased 1% while gold recovery remained consistent when compared to the prior quarter. During the quarter, nine drill rigs consisting of seven surface rigs and two underground rigs completed 14,796 metres of drilling on the property, following on the 15,591 metres and 9,911 metres drilled in the second and first quarters, respectively.

Update on exploration

On July 30, 2024, First Majestic announced the discovery of a significant new, vein-hosted gold and silver mineralized system at its Santa Elena property. This new high-grade discovery, the Navidad vein system ("Navidad"), was made at depth adjacent to the company's producing Ermitaño mine and is within Osisko's royalty boundaries. This is the most promising discovery at the Santa Elena property since Ermitaño was discovered in 2016. Seven drill rigs are currently focused on this area, which appears to have the potential to expand as it is open in all directions. To date, seven drill holes have been completed to test the Navidad discovery; six of these holes intersected significant vein-hosted gold and silver mineralization. The closest drill hole intercept to the Ermitaño mine is located approximately 500 meters southwest and 750 meters below existing mine development.

Update on Mineral Reserve and Resource Estimates

On April 1, 2024, First Majestic released updated 2023 Mineral Reserve and Mineral Resource estimates for the Ermitaño underground mine. Ermitaño's Proven and Probable Mineral Reserve Estimates remained relatively unchanged despite record production of 9.6 million silver equivalent ounces at Ermitaño in 2023. Continued resource expansion potential at the Ermitaño mine (Navidad, Luna and Soledad Zones) remains a core focus for First Majestic over the next year, with 22,000 metres of drilling planned for 2024.

For more information, refer to First Majestic's press release dated January 16, 2024 entitled "First Majestic Produces 6.6 Million AgEq Oz in Q4 2023 and 26.9 Million AgEq Oz in 2023; Announces 2024 Production and Cost Guidance and Announces Conference Call Details", First Majestic's press release dated April 1, 2024, entitled "First Majestic Announces 2023 Mineral Reserve and Mineral Resource Estimates", First Majestic's press release dated April 18, 2024, entitled "First Majestic Produces 5.3 Million AgEq Oz in Q2 2024 Consisting of 2.1 Million Silver Ounces and 39,339 Gold Ounces; Announces Updated 2024 Production and Cost Guidance and Conference Call Details", First Majetic's press release dated July 30, 2024 entitled "Frist Majestic Announces New High-Grade Gold and Silver Discovery at Santa Elena" and First Majetic's press release dated October 17, 2024 entitled "First Majestic Produces 5.5 Million AgEq Oz in Q3 2024 Consisting of 2.0 Million Silver Ounces and 41,761 Gold Ounces", all filed on www.sedarplus.ca.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Guidance - 2024

On February 13, 2024, SSR Mining reported that it expected to produce between 75,000 and 85,000 ounces of gold in 2024 and average approximately 75,000 ounces annually over the next five-year period. Seabee's production was expected to be strongest in the first and third quarters of 2024, reflecting higher processed grades. Grades were expected to average between 5.0 and 6.0 g/t Au in 2024, slightly above the Seabee Mineral Reserve grade.

Seabee's production guidance will be updated with the company's third quarter 2024 financial results to be released after the close of markets on November 6, 2024 (see update on operations below).

Update on operations

On August 21, 2024, SSR Mining announced the precautionary suspension of operations at Seabee due to forest fires. On September 23, 2024, SSR Mining announced that Seabee will restart operations in the second half of October. While the process plant and Santoy mine were not materially impacted by the fires, remote equipment including power poles, piping, and exploration equipment was damaged. As a result of the reduced fire risk at site, employees have been cleared to return to the site in order to begin repairs to the damaged items.

Update on exploration

On February 13, 2024, SSR Mining reported that consolidated exploration and resource development expenditures at Seabee are estimated at US$15.0 million with a focus on defining initial Mineral Reserves at the Porky and Porky West targets. Further drilling will also be completed at the Gap Hangingwall to evaluate potential extensions to the existing Mineral Reserves and mine life at Seabee. Earlier stage exploration activity also continues across the broader Seabee property, including follow-up sampling and potential drill testing at a number of regional targets.

Update on Mineral Reserve and Resource Estimates

On February 13, 2024, SSR Mining announced an updated Mineral Reserve Estimate of 2.1 million tonnes grading 5.17 g/t Au for 343,000 ounces of gold. This estimate does not incorporate any of the Measured and Indicated Resources totaling 1.6 million tonnes grading 4.4 g/t Au for 218,300 ounces of gold, or the Inferred Resources totaling 2.75 million tonnes grading 5.2 g/t Au for 462,500 ounces of gold.

Seabee has been in continuous operation for 30 years and has demonstrated a track record of Mineral Reserve replacement that SSR Mining expects to continue into the future.

For more information, refer to SSR Mining's Technical Report Summary on the Seabee Gold Operation dated February 12, 2024, SSR Mining's press release dated February 13, 2024 entitled "SSR Mining Issues Multi-Year Guidance and Technical Reports for all Operating Assets", SSR Mining's press release dated August 21, 2024 entitled "SSR Mining Announces Precautionary Suspension Of Operations At Seabee Due To Forest Fires" and SSR Mining's press release dated September 23, 2024 entitled "SSR Mining Provides Update on Seabee", all filed on www.sedarplus.ca.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a silver stream referenced to 87.5% of the Gibraltar copper mine's production, held by Gibraltar Mines Ltd. and located in British Columbia, Canada. The stream was amended on June 29, 2023 increasing the refined silver to be delivered from 75% to 87.5% of the payable silver production. The stream's step-down silver delivery threshold was also extended to coincide with Taseko's recently updated Mineral Reserve Estimate for Gibraltar. Once a total of 6.3 million ounces of silver have been delivered, the refined silver to be delivered will be reduced to 30.625% of the payable silver produced at Gibraltar thereafter. There is no cash transfer price payable by Osisko at the time of delivery for the silver ounces delivered. As of September 30, 2024, a total of 1.4 million ounces of silver had been delivered under the stream agreement.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Update on operations

On March 25, 2024, Taseko announced the acquisition of the remaining 12.5% interest in the Gibraltar mine from Dowa Metals & Mining Co., Ltd. and Furukawa Co., Ltd.

On June 1, 2024, Taseko announced that operations at the company's Gibraltar mine were suspended as a result of the announcement of a strike by the unionized employees. On June 19, 2024, Taseko announced that the union representing workers at its Gibraltar mine had ratified a new employment agreement which will be in place until May 31, 2027. Gibraltar workers were recalled and mining operations and milling were restarted.

On July 15, 2024, Taseko announced second quarter production results of 20 million pounds of copper and 185,000 pounds of molybdenum. Metal production in the second quarter was impacted by mill downtime for the relocation of the in-pit crusher and concurrent maintenance activities in concentrator #1, as well as a strike by the mine's unionized workforce in June. The in-pit crusher move was completed in late May but the final installation work and the other mill maintenance was interrupted by the 18-day strike in June. This work resumed following the strike, when contractors were able to return to site, and is now completed. Concentrator #1 has restarted and is in the process of ramping up to full capacity. Concentrator #2 has been running consistently and at improved throughput rates since the repair work in January. Results for the third quarter of 2024 will be released by Taseko after market close on November 6, 2024.

For more information, refer to Taseko's press releases dated March 25, 2024 entitled "Taseko Acquires 100% of Gibraltar Mine", Taseko's press releases dated June 1, 2024 entitled "Taseko Announces that Operations at its Gibraltar Mine have been Suspended", Taseko's press release dated June 19, 2024 entitled "Taseko Mines: Labour Agreement Ratified at Gibraltar Mine" and Taseko's press release dated July 15, 2024 entitled "Taseko Mines Reports Second Quarter Copper Production and Operational Update for Gibraltar Mine", all filed on www.sedarplus.ca.

Lamaque Royalty (Eldorado Gold Corporation)

Osisko owns a 1% NSR royalty on the Lamaque gold mine, including the producing Triangle deposit as well as the prospective Ormaque, Plug #4, and Parallel deposits. Osisko also holds a 2.5% NSR royalty on the Bourlemaque property. The Lamaque mine is operated by Eldorado Gold Corporation ("Eldorado") and is located in Québec, Canada.

Guidance - 2024

On February 22, 2024, Eldorado reported that it expects to produce between 175,000 and 190,000 ounces of gold in 2024 at the Lamaque complex. In 2024, the focus remains on resource conversion drilling at Ormaque, the completion of a bulk sample and a pre-feasibility study with the expectation of declaring an inaugural reserve at the end of the year.

Eldorado also released its 4-year forecast, where is expects to produce between 180,000 to 200,000 ounces of gold at Lamaque in 2027.

Update on operations

On October 31, 2024, Eldorado announced production at Lamaque of 43,106 ounces of gold in the third quarter of 2024 compared to 43,821 ounces in the third quarter of 2023. The slight decrease was primarily due to lower grades processed, partially offset by increased throughput. Average grade decreased to 6.03 g/t Au in the third quarter of 2024 from 7.04 g/t Au in the comparative quarter.

Update on exploration

On February 22, 2024, Eldorado released its exploration plans for 2024. Resource expansion and resource conversion drilling at the Triangle mine will focus on the C6 and C7 zones with approximately 26,000 metres planned. A new exploration drive and drill platform at the 785 level will enable shorter holes and improved angles for resource conversion purposes.

The 2024 exploration program at Ormaque is expected to include approximately 35,000 metres of underground resource conversion drilling within existing Inferred Resources. This drilling will continue to test the upper two-thirds of the deposit for further conversion from Inferred to Indicated Resources (down to lens E100). In addition, approximately 18,000 metres of surface drilling testing step-outs to the east of and below the known deposit is planned. The inaugural reserve at Ormaque is expected to be announced by the end of 2024, and material for the bulk sample is now being stockpiled in preparation for processing through the mill in December.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Approximately 13,000 metres of underground exploration drilling planned from platforms along the Sigma-Triangle decline, testing multiple conceptual targets and step-outs from previous high-grade drill intercepts in the Sigma-Lamaque-Ormaque area. In addition, approximately 19,000 metres of surface drilling is planned to test targets in the same area but away from the decline. The drilling will target high-grade vein systems similar in geological setting and mineralization style to those historically mined at both Sigma and Lamaque, including testing new conceptual targets that have been developed in recent years.

Approximately 5,000 metres of surface drilling is planned to test various early-stage targets mainly within the Bourlamaque Batholith, which have been defined by a combination of historical drilling results, geophysical anomalies, till geochemistry, and geological mapping. The drilling is expected to target high-grade vein systems similar in geological setting and mineralization style to those historically mined at the Beaufor mine and the mines in the Herbin area.

For more information, refer to Eldorado's press release dated February 22, 2024 entitled "Eldorado Announces 2024 Detailed Production & Cost Guidance; Provides Four-Year Growth Profile" and Eldorado's press release dated July 25, 2024 entitled "Eldorado Gold Reports Q2 2024 Financial and Operational Results; Maintains 2024 Operating Guidance", both filed on www.sedarplus.ca.

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec.

On October 27, 2023, Stornoway announced it was suspending operations and placing itself under the protection of the CCAA to enable it to restructure its business.

On April 3, 2024, Winsome Resources Ltd ("Winsome") announced the acquisition of an exclusive call option, exercisable by February 28, 2025 (after the exercise of the extension option period by Winsome), to acquire the assets comprising the Renard mine and associated infrastructure or all of the issued capital in Stornoway. If exercised, the consideration payable by Winsome for the acquisition would be $52.0 million, in cash, Winsome shares, or a combination thereof at Winsome's election, as follows:

  $15.0 million, payable on closing of the proposed acquisition;
  $22.0 million, payable on the 12-month anniversary of closing; and
  $15.0 million, payable on the 24-month anniversary of closing.

On September 17, 2024 Winsome published the results of a scoping study for its Adina project, which contemplated the use of certain aspects of Renard's existing infrastructure. The study demonstrated that incorporating the option to purchase Renard provided Winsome with "substantial start-up capital savings for the development of Adina".

The Renard mine processed and sold a small number of diamonds in the second and third quarters of 2024 as part of the care and maintenance plan and, consequently, Osisko earned respectively 288 GEOs and 259 GEOs through its diamond stream in 2024.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. In certain instances, Osisko may invest in equity of companies concurrently with the acquisition of royalty, stream or other similar interests or with the objective of improving its ability to acquire future royalties, streams or similar interests. Certain investment positions may be considered as associates under IFRS Accounting Standards as a result of the ownership held, nomination rights to the investee's board of directors and/or other facts and circumstances.

Osisko may, from time to time, and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

In the first quarter of 2024, Osisko sold equity investments for net proceeds of $3.3 million. There were no sales of equity investments in the second and third quarters of 2024.

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at September 30, 2024 (in thousands of dollars):

Investments	Carrying value (i)	Fair Value (ii)
	$	$

Associates	85,620	96,333
Other	90,511	90,511
	176,131	186,844

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for other investments, as per IAS 28, Investment in Associates and Joint Ventures and IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at September 30, 2024.

Principal investment in associates

Osisko Development Corp.

As at September 30, 2024, the Company's principal investment in associates is Osisko Development Corp. ("Osisko Development"). Osisko Development is a Canadian gold mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The main projects held by Osisko Development are the Cariboo gold project ("Cariboo") in British Columbia, Canada, the San Antonio gold project ("San Antonio") in Sonora, Mexico, and the Tintic property ("Tintic") in Utah, United States. Osisko owns a 5% NSR royalty on Cariboo, 15% gold and silver streams on San Antonio and a 2.5% metals stream on Tintic.

The Cariboo gold project has Probable Mineral Reserves of 2.03 million ounces of gold (16.7 million tonnes grading 3.78 g/t Au), Measured and Indicated Mineral Resources of 1.57 million ounces of gold (14.7 million tonnes grading 3.33 g/t Au) and Inferred Mineral Resources of 1.71 million ounces of gold (15.5 million tonnes grading 3.44 g/t Au). A NI 43-101 compliant feasibility study was filed in January 2023, which outlined average annual gold production of 163,695 ounces over a 12-year mine life, with an after-tax net present value of $502 million at a 5% discount rate and an internal rate of return (unlevered) of 20.7% at US$1,700 per ounce of gold. The study envisaged a phased operation with Phase 1 being a 1,500 tpd operation producing 72,501 ounces of gold for the first three years and Phase 2 ramping up to a 4,900 tpd operation producing 193,798 ounces of gold per year for the remaining mine life.

On October 10, 2023, Osisko Development announced that it had received an Environmental Assessment ("EA") Certificate for the Cariboo gold project. Receipt of the EA Certificate successfully concludes the EA process for the project, which was launched in October 2019. A Joint Permit Application for the BC Mines Act / Environmental Management Act is in process, and Osisko Development anticipates receiving these final permits in the third quarter of 2024.

On March 4, 2024, Osisko Development announced that it had entered into a credit agreement with National Bank of Canada providing for a US$50 million delayed draw term loan, through its wholly-owned subsidiary, Barkerville Gold Mines Ltd. The credit facility will be exclusively used to fund ongoing detailed engineering and pre-construction activities at Cariboo. This includes the commencement of an underground development drift from the existing Cow Portal into the project's mineral deposit at Lowhee Zone and extraction of 10,000 tonnes of material under an existing permit from the Province of British Columbia. The credit facility has a maturity date of February 28, 2025, which can be extended to October 1, 2025 if Osisko Development completes a capital raise of at least US$20 million prior to October 31, 2024.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

In its interim consolidated financial statements for the three and six months ended June 30, 2024, Osisko Development noted that its working capital position as at June 30, 2024 will not be sufficient to meet the company's obligations, commitments and forecasted expenditures up to the period ending June 30, 2025. Osisko Development's ability to continue future operations and fund its planned activities is dependent on Osisko Development's management ability to secure additional financing in the future. Failure to secure future financings may impact and/or curtail the planned activities for the company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain investments to generate liquidity. If Osisko Development's management is unable to obtain new funding, the company may be unable to continue its operations.

On October 14, 2024, Osisko Development announced the closing of a non-brokered private placement of US$34.5 million. The company intends to use the net proceeds of the placement towards the advancement of the Cariboo gold project and Tintic project, to partially repay its existing credit facility and for general corporate purposes.

On October 24, 2024, Osisko Development announced a private placement offering of US$57.5 million. Closing of the financing is expected to take place on or about November 12, 2024 and is subject to certain conditions. The company intends to use the net proceeds of the placement towards the advancement of its Cariboo and Tintic projects, to partially repay its existing credit facility and for general corporate purposes.

As at September 30, 2024, the Company held 33,333,366 common shares representing a 39.0% interest in Osisko Development (39.6% as at December 31, 2023). Following the closing of the non-brokered private placement in October 2024, the Company's interest in Osisko Development was reduced to 31.9%, which is expected to be further decreased after closing of the private placement in November. The Company exercises significant influence over Osisko Development and accounts for its investment using the equity method.

For more information, please refer to Osisko Development's press releases and other public documents available on www.sedarplus.ca and on their website (www.osiskodev.com).

Sustainability Activities

As a capital provider, Osisko does not have direct control over the operation or sustainability activities of its mining partners operations. However, the Company recognizes that by supporting responsible operators, it can promote sustainable development through its investments.

Osisko takes a comprehensive approach, as appropriate, to due diligence by reviewing and assessing performance in a range of areas, including Environmental, Social and Governance ("ESG"), to identify, assess, and mitigate any potential risks before investing in an asset.  As integral aspects of Osisko's due diligence evaluation process, the Company engages with its mining partner's leadership, conducts site visits, and, as applicable, interacts with local community leaders, as well as regional or federal government authorities and other crucial stakeholders. Through ongoing monitoring of the Company's existing asset portfolio, it strives to ensure its mining partners prioritize responsible mining practices. This monitoring strategy seeks to ensure access to comprehensive data and integrates engagement with mining partners to effectively manage risks and identify potential areas for improvement and collaboration.

In 2023, Osisko developed an enhanced ESG screening and monitoring tool, aligned with industry-leading practices and referencing recognized sustainability frameworks.  The comprehensive tool allows Osisko to assess the ESG performance of potential assets and mining partners across various topics, including biodiversity, climate change, tailings and waste management, community relations, diversity, equity and inclusion, health and safety, and business ethics. Osisko started using this new formal process and tool in 2024 for new investment decisions, with a monitoring aspect applied to existing partners and investments, where applicable.

The Company's ESG efforts continue to be recognized by rating agencies. Notably, Osisko is the #5 ranked precious metals company and the #3 ranked gold company by Sustainalytics, rated "AA" by MSCI and recently received a "Prime" corporate rating by ISS ESG.

Other recent governance enhancements include the addition of three new independent directors: Mr. Norman MacDonald, Mr. David Smith and Ms. Wendy Louie. Mr. MacDonald was appointed as an independent Chair in November 2023. The Company has also implemented several key policies including those focused on Human Resources, Health and Safety, Human Rights, and Anti-Bribery, Anti-Corruption and Anti-Money Laundering and has appointed a dedicated Vice President, Sustainability and Communications tasked with driving forward Osisko's environmental, social and governance initiatives.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

In its commitment to addressing climate-related challenges, Osisko conducted a climate-related risk assessment and scenario analysis to gage the exposure of key assets to climate-related risks and opportunities. This analysis helped inform the development of a climate change strategy for 2024-2027 structured around three main pillars: management of climate-related financial risks, pursuit of a low-emission future; and enhancing governance and disclosure. Each pillar includes specific commitments to monitor and measure progress.

In early 2024, Osisko purchased Gold Standard certified carbon credits through Key Carbon Ltd., a financer and supporter of carbon reduction projects. These carbon credits offset the Company's 2023 office-based Scope 2 and Scope 3 indirect emissions (excluding financed emissions).

Osisko continued to improve the internal skills and awareness of all employees through targeted training on diversity, equity and inclusion, health and safety and human rights. In 2023, the Company developed new internal community investment guidelines to maximise the impacts of its contributions, donating over $325,000 across three pillars: education, social/community, and climate change/environmental. Osisko's community investments and employee volunteering initiatives continued to support the local communities around our head office and those around our mining partners.

For a detailed review Osisko's sustainability initiatives, refer to the fourth edition of Osisko's sustainability report, Growing Responsibly, published on April 10, 2024.

Dividends and Normal Course Issuer Bid

The following table provides details on the dividends declared for the first nine months of 2024:

Declaration date	Dividend per share	Record date	Payment date	Dividends payable
	$			$

February 20, 2024	0.060	March 28, 2024	April 15, 2024	11,154,000
May 8, 2024	0.065	June 28, 2024	July 15, 2024	12,101,000
August 6, 2024	0.065	September 30, 2024	October 15, 2024	12,108,000
	0.190			35,363,000

Dividend Reinvestment Plan

The Company offers a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at September 30, 2024, the holders of 21.0 million common shares had elected to participate in the DRIP, representing dividends payable of $1.4 million. Therefore, 53,952 common shares were issued on October 15, 2024 at a discount rate of 3%.

Normal Course Issuer Bid

In December 2023, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, Osisko may acquire up to 9,258,298 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2023 NCIB program are authorized from December 12, 2023 until December 11, 2024. Daily purchases will be limited to 94,834 common shares, other than block purchase exemptions.

During the three and nine months ended September 30, 2024, the Company purchased for cancellation a total of 26,000 common shares for $0.6 million (average acquisition price per share of $22.48) under its NCIB program.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Gold Market and Currency

Gold Market

Following a robust performance in 2023, the gold market continued to post strong gains in 2024 and prices rose 27% from the beginning of the year to reach US$2,630 per ounce by the end of the third quarter, up US$299 per ounce compared to the closing of the second quarter. The gold price averaged US$2,474 per ounce in the third quarter of 2024, its highest ever quarterly average in nominal dollars, compared to US$2,338 per ounce in the second quarter of 2024, US$2,070 per ounce in the first quarter of 2024 and US$1,928 per ounce in the third quarter of 2023.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2024 (YTD - Sept. 30)	$2,664	$1,985	$2,296	$2,630
2023	2,078	1,811	1,941	2,078
2022	2,039	1,629	1,800	1,812
2021	1,943	1,684	1,799	1,820
2020	2,067	1,474	1,770	1,888

In Canadian dollar terms, the average gold price per ounce was $3,375 per ounce in the third quarter of 2024, compared to $3,199 per ounce in the second quarter, $2,791 in the first quarter of 2024 and $2,587 in the third quarter of 2023. The gold price closed the third quarter of 2024 at $3,550, compared to $3,190 per ounce at the end of the second quarter of 2024, and $2,679 per ounce at the end of 2023.

Currency

The Canadian dollar traded against the U.S. dollar at a ratio of between 1.3460 and 1.3858 in the third quarter of 2024 to close at 1.3499, compared to 1.3687 on June 30, 2024 and 1.3226 on December 31, 2023. The Canadian dollar averaged 1.3641 in the third quarter of 2024, compared to 1.3683 in the second quarter of 2024, 1.3486 in the first quarter of 2024 and 1.3414 in the third quarter of 2023. On September 4, 2024, the Bank of Canada reduced its overnight rate by 25 basis points to 4.25%, its third consecutive cut in 2024, after previously reaching its highest level in 22 years.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close

2024 (YTD - Sept. 30)	1.3858	1.3316	1.3641	1.3499
2023	1.3875	1.3128	1.3497	1.3226
2022	1.3856	1.2451	1.3013	1.3544
2021	1.2942	1.2040	1.2535	1.2678
2020	1.4496	1.2718	1.3415	1.2732

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (i)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$

Revenues	57,255	62,069	182,852	182,156
Cost of sales	(2,141)	(4,337)	(6,200)	(12,638)
Depletion	(9,516)	(16,894)	(31,453)	(43,356)
Gross profit	45,598	40,838	145,199	126,162

Impairment of royalty and stream interests	-	(17,490)	(67,832)	(24,119)

Operating income (loss)	37,408	10,314	53,231	72,699

Net earnings (loss)	18,288	(19,999)	12,246	18,810

Net earnings (loss) per share
Basic and diluted	0.10	(0.11)	0.07	0.10

Total assets	1,870,570	2,176,118	1,870,570	2,176,118

Total long-term debt	80,746	315,390	80,746	315,390

Operating cash flows	47,201	43,464	149,896	136,306

Dividend per common share	0.065	0.060	0.190	0.175

Weighted average shares outstanding (in thousands)
Basic	186,408	185,304	186,145	184,947
Diluted	187,732	185,304	187,362	186,133

Average realized price of gold (per ounce sold)
In C$ (ii)	3,360	2,590	3,096	2,600
In US$	2,467	1,926	2,275	1,929

(i) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS Accounting Standards.

(ii) Using actual exchange rates at the date of transactions.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Overview of Financial Results

Financial Summary - Third quarter of 2024

  Revenues from royalties and streams of $57.3 million compared to $62.1 million in Q3 2023;

  Gross profit of $45.6 million compared to $40.8 million in Q3 2023;

  Operating income of $37.4 million compared to $10.3 million in Q3 2023;

  Net earnings of $18.3 million or $0.10 per basic share compared to a net loss of $20.0 million or $0.11 per basic share in Q3 2023;

  Adjusted earnings5  of $28.8 million or $0.15 per basic share compared to $18.3 million or $0.10 per basic share in Q3 2023; and

  Cash flows provided by operating activities of $47.2 million compared to $43.5 million in Q3 2023.

Revenues from royalties and streams decreased to $57.3 million in the third quarter of 2024 compared to $62.1 million in the third quarter of 2023, mostly as a result of lower deliveries following the stoppage of operations at the Renard diamond mine in October 2023 and at the Eagle Gold mine in June 2024, partially offset by higher metal prices. In addition, approximately 1,595 GEOs were earned in the third quarter of 2024 (from the CSA copper stream and the Canadian Malartic royalty), but not sold at quarter-end as a result of the timing in the delivery of the metal (September 30 was a bank holiday in Canada).

Gross profit amounted to $45.6 million in the third quarter of 2024 compared to $40.8 million in the third quarter of 2023. Cost of sales and depletion decreased, mostly as a result of lower deliveries (sales of diamonds from the Renard stream were negligible in the third quarter of 2024 and there were no deliveries from the Eagle Gold royalty) and the mix of sales.

General and administrative ("G&A") expenses decreased in the third quarter of 2024 from $11.7 million to $6.7 million, mostly as a result of a share-based compensation expense of $1.5 million and a charge of $4.0 million for severance payments to key management in 2023.

Business development expenses increased slightly in the third quarter of 2024 from $1.3 million to $1.5 million, mostly as a result of increased activities and the addition of one vice president in the first quarter of 2024.

In the third quarter of 2024, the Company generated operating income of $37.4 million, compared to $10.3 million in the third quarter of 2023.  The operating income in 2023 was impacted by an impairment charge of $17.5 million on royalty and stream interests (mostly from the impairment of $15.1 million on the Renard diamond stream).

Net earnings amounted to $18.3 million in the third quarter of 2024, compared to a net loss of $20.0 million in the third quarter of 2023. The net loss in 2023 was mostly the result of lower operating income, a write-off on investments of $17.3 million (related to loans with Stornoway that were fully provisioned on September 30, 2023) and higher G&A expenses, partially offset by a net income tax recovery.

Adjusted earnings reached $28.8 million in the third quarter of 2024 compared to $18.3 million in the third quarter of 2023, mostly a result of a higher gross profit, lower G&A expenses and lower finance costs, partially offset by higher income taxes. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities in the third quarter of 2024 were $47.2 million, compared to $43.5 million in the third quarter of 2023. The increase was mainly the result of lower G&A expenses, finance costs and costs of sales, partially offset by lower revenues.

_________________________________________________________________

5 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Financial Summary - First nine months of 2024

  Revenues from royalties and streams of $182.9 million compared to $182.2 million in the first nine months of 2023;

  Gross profit of $145.2 million compared to $126.2 million in the first nine months of 2023;

  Operating income of $53.2 million compared to $72.7 million in the first nine months of 2023;

  Net earnings of $12.2 million or $0.07 per basic share compared to $18.8 million or $0.10 per basic share in the first nine months of 2023;

  Adjusted earnings6 of $91.7 million or $0.49 per basic share compared to $70.7 million or $0.38 per basic share in the first nine months of 2023; and

  Cash flows provided by operating activities of $149.9 million compared to $136.3 million in the first nine months of 2023.

Revenues from royalties and streams were stable to $182.9 million in the first nine months of 2024 compared to $182.2 million in the first nine months of 2023, as a result of lower deliveries following the stoppage of operations at the Renard diamond mine in October 2023 and at the Eagle Gold mine in June 2024, offset by higher metal prices.

Gross profit amounted to $145.2 million in the first nine months of 2024 compared to $126.2 million in the first nine months of 2023. Cost of sales and depletion decreased, mostly as a result of lower deliveries (sales of diamonds from the Renard stream were negligible in the first nine months of 2024 and there were no deliveries from the Eagle Gold royalty) and the mix of sales.

General and administrative ("G&A") expenses decreased in the first nine months of 2024 from $25.2 million to $19.2 million, mostly as a result of a share-based compensation expense of $1.5 million and a charge of $4.0 million for severance payments to key management in 2023.

Business development expenses increased in the first nine months of 2024 from $4.1 million to $5.0 million, mostly as a result of increased activities and the addition of one vice president in 2024.

As a result of the failure at the heap leach facility of the Eagle Gold mine, management performed an impairment assessment on the Eagle Gold mine royalty interest as at June 30, 2024 and recorded a non-cash impairment loss of $67.8 million, representing 100% of the net book value on June 30, 2024 (refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more details).

In the first nine months of 2024, the Company generated operating income of $53.2 million compared to $72.7 million in the first nine months of 2023. The operating income in 2024 was impacted by an impairment charge of $67.8 million on the Eagle Gold mine royalty, compared to impairment charges on royalty and stream interests of $24.1 million in 2023 (mostly from the impairment of $15.1 million on the Renard diamond stream).

Net earnings in the first nine months of 2024 were $12.2 million, compared to $18.8 million in the first nine months of 2023. The decrease in net earnings in 2024 were mostly the result of lower operating income and a share of loss of associates of $27.9 million (compared to a share of income of associates in the first nine months of 2023 of $8.3 million), partially offset by lower finance costs, interest income and income taxes. In 2023, the Company also recognized an allowance on expected credit loss on investments and a write-off totalling $37.5 million (related to loans with Stornoway).

Adjusted earnings reached $91.7 million in the first nine months of 2024 compared to $70.7 million in the first nine months of 2023, mostly a result of a higher gross profit, lower G&A expenses and lower finance costs. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities in the first nine months of 2024 were $149.9 million, compared to $136.3 million in the first nine months of 2023. The increase was mainly the result of lower G&A expenses, finance costs and costs of sales, partially offset by lower interest revenues.

_________________________________________________________________

6  "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the three and nine months ended September 30, 2024 and 2023 (in thousands of dollars):

		Three months ended September 30,		Nine months ended September 30,
		2024	2023	2024	2023
		$	$	$	$

Revenues	(a)	57,255	62,069	182,852	182,156

Cost of sales	(b)	(2,141)	(4,337)	(6,200)	(12,638)
Depletion	(c)	(9,516)	(16,894)	(31,453)	(43,356)
Gross profit	(d)	45,598	40,838	145,199	126,162

Other operating expenses
General and administrative	(e)	(6,684)	(11,697)	(19,177)	(25,214)
Business development	(f)	(1,506)	(1,337)	(4,959)	(4,130)
Impairment of royalty interests	(g)	-	(17,490)	(67,832)	(24,119)

Operating income (loss)		37,408	10,314	53,231	72,699

Other expenses, net	(h)	(11,226)	(32,977)	(34,290)	(44,290)

Earnings (loss) before income taxes		26,182	(22,663)	18,941	28,409

Income tax (expense) recovery	(i)	(7,894)	2,664	(6,695)	(9,599)

Net earnings (loss)		18,288	(19,999)	12,246	18,810

(a) Revenues are comprised of the following:

	Three months ended September 30,
	2024			2023
	Average selling price per ounce / tonne / carat ($)	Ounces / tonnes / carats sold	Total revenues ($000's)	Average selling price per ounce / tonne / carat ($)	Ounces / tonnes / carats sold	Total revenues ($000's)

Gold sold	3,360	9,825	33,018	2,590	12,497	32,367
Silver sold	42	405,653	16,937	31	589,449	18,445
Copper sold	12,663	74	942	-	-	-
Diamonds sold	102	8,524	868	121	45,719	5,622
Other (paid in cash)	-	-	5,490	-	-	5,635
			57,255			62,069

	Nine months ended September 30,
	2024			2023
	Average selling price per ounce / tonne / carat ($)	Ounces / tonnes / carats sold	Total revenues ($000's)	Average selling price per ounce / tonne / carat ($)	Ounces / tonnes / carats sold	Total revenues ($000's)

Gold sold	3,096	36,173	111,980	2,600	39,458	102,583
Silver sold	37	1,357,284	50,694	31	1,456,382	45,285
Copper sold	12,663	74	942	-	-	-
Diamonds sold	109	16,890	1,863	139	135,760	19,070
Other (paid in cash)	-	-	17,376	-	-	15,218
			182,852			182,156

The decrease in gold ounces sold in 2024 is mainly the results of the stoppage of operations at the Eagle Gold mine and timing of deliveries and sales. The decrease in silver ounces sold in 2024 is mainly the result of lower deliveries form the Mantos stream. The copper tonnes sold are related to the CSA copper stream which had an economic effective date of June 17, 2024. The decrease in diamonds sold in 2024 is the result of the stoppage of operations at the Renard diamond mine in the fourth quarter of 2023.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

(b) Cost of sales mainly represents the acquisition price of the metals (and diamonds in 2023) under the stream agreements, as well as deductions (if applicable) for governmental royalties, refining, insurance, transportation and other costs related to the metals received under royalty agreements. For the three and nine months ended September 30, 2024, cost of sales amounted to $2.1 million and $6.2 million, respectively, compared to $4.3 million and $12.6 million in the corresponding periods of 2023. The decrease in the first nine months of 2024 is mostly due to lower deliveries (sales of diamonds from the Renard stream were negligible in the third quarter of 2024 and there were no deliveries from the Eagle Gold royalty) and the mix of sales.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the related agreements. The depletion expense for the three and nine months ended September 30, 2024 amounted to $9.5 million and $31.5 million, respectively, compared to $16.9 million and $43.4 million in the corresponding periods of 2023. The decrease in the first nine months of 2024 is mostly due to lower deliveries (sales of diamonds from the Renard stream were negligible in the third quarter of 2024 and there were no deliveries from the Eagle Gold royalty) and the mix of sales.

(d) The breakdown of cash margin and gross profit per type of interest is as follows (in thousands of dollars):

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$

Royalty interests
Revenues	38,472	37,410	129,252	115,911
Less: cost of sales (excluding depletion)	(66)	(193)	(316)	(533)
Cash margin (in dollars)	38,406	37,217	128,936	115,378

Depletion	(2,763)	(5,972)	(13,658)	(18,430)
Gross profit	35,643	31,245	115,278	96,948

Stream interests
Revenues	18,783	24,659	53,600	66,245
Less: cost of sales (excluding depletion)	(2,075)	(4,144)	(5,884)	(12,105)
Cash margin (in dollars)	16,708	20,515	47,716	54,140

Depletion	(6,753)	(10,922)	(17,795)	(24,926)
Gross profit	9,955	9,593	29,921	29,214

Royalty and stream interests
Total cash margin (in dollars)	55,114	57,732	176,652	169,518
Divided by: total revenues	57,255	62,069	182,852	182,156
Cash margin (in percentage of revenues)	96.3%	93.0%	96.6%	93.1%

Total - Gross profit	45,598	40,838	145,199	126,162

(e) G&A expenses decreased in the three and nine months ended September 30, 2024 to $6.7 million and $19.2 million, respectively, compared to $11.7 million and $25.2 million in the three and nine months of September 30, 2023, mostly as a result of a share-based compensation expense of $1.5 million and a charge of $4.0 million for severance payments to key management in 2023.

(f) Business development expenses increased in three and nine months ended September 30, 2024 to $1.5 million and $5.0 million, respectively, compared to $1.3 million and $4.1 million in the three and nine months of September 30, 2023, mostly as a result of increased activities and the addition of one vice president in 2024.

(g) As a result of the failure at the heap leach facility of the Eagle Gold mine, management performed an impairment assessment on the Eagle Gold mine royalty interest as at June 30, 2024 and recorded a non-cash impairment loss of $67.8 million (refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more details).

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

In the third quarter of 2023, the Company recorded an impairment charge of $15.1 million on the Renard diamond stream. In the second quarter of 2023, the Company also wrote off royalty interests on which the royalty rights were lost and royalty interests on which the Company does not expect to receive sufficient net proceeds covering the remaining net book value.

(h) Other expenses, net of $11.2 million in the third quarter of 2024 include a share of loss of associates of $11.2 million and finance costs of $2.3 million, partially offset by interest income of $1.6 million.

Other expenses, net of $33.0 million in the third quarter of 2023 include a net share of loss of associate of $4.8 million, finance costs of $6.1 million, a net loss on investments of $19.9 million (which includes a write-off on other investments of $17.3 million) and a foreign exchange loss of $3.4 million, partially offset by interest income of $1.1 million.

Other expenses, net of $34.3 million in the first nine months of 2024 include a share of loss of associates of $27.9 million, finance costs of $8.8 million and a foreign exchange loss of $3.6 million, partially offset by interest income of $4.1 million and net gains on investments of 1.9 million.

Other expenses, net of $44.3 million in the first nine months of 2023 include finance costs of $12.4 million, a net loss on investments of $42.0 million (which includes a non-cash loss on the deemed disposal of an associate of $3.1 million, a change in fair value of financial assets at fair value through profit and loss of $4.3 million and an allowance on expected credit loss and a write-off of other investments totalling $37.5 million (refer to the Portfolio of Royalty, Stream and Other Interests section for more details), partially offset by a net gain on dilution of investments in associates of $4.8 million) and a foreign exchange loss of $3.5 million, partially offset by a net share of income of associate of $8.3 million (which includes the gain realized by an associate on the sale of a property) and interest income of $5.3 million.

(i) The effective income tax rate in the third quarter and first nine months of 2024 is 30.2% and 35.3%, respectively, compared to 11.8% and 33.8% in the corresponding periods of 2023. The statutory rate is 26.5% in 2024 and 2023. The elements that impacted the effective income tax rates are other income not taxable, other expenses not deductible and revenues taxable at lower rates. Cash taxes of $0.9 million and $1.8 million were paid in the three and nine months ended September 30, 2024, compared to $0.5 million and $2.0 million in the corresponding periods of 2023. Cash taxes paid were related to taxes on royalties earned in foreign jurisdictions.

Liquidity and Capital Resources

As at September 30, 2024, the Company's cash position amounted to $58.5 million compared to $65.7 million as at June 30, 2024 and $67.7 million as at December 31, 2023.

Significant variations in the liquidity and capital resources for the three and nine months ended September 30, 2024 are summarized below and detailed under the Cash Flows section of this MD&A.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Credit facility

A total amount of $550.0 million is available under the credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million (for a total availability of up to $750.0 million).

In April 2024, the maturity date of the Facility was extended from September 29, 2026 to April 30, 2028. The uncommitted accordion is subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, Canadian Overnight Repo Rate Average ("CORRA") or Secured Overnight Financing Rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. During the nine months ended September 30, 2024, the Company repaid a total amount of $115.2 million on the Facility. As at September 30, 2024, the effective interest rate on the drawn balance was 6.5%, including the applicable margin. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at September 30, 2024, all such ratios and requirements were met.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Cash Flows

The following table summarizes the cash flows for the three and nine months ended September 30, 2024 and 2023 (in thousands of dollars):

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Cash flows
Operations	48,002	43,780	153,923	141,716
Working capital items	(801)	(316)	(4,027)	(5,410)
Operating activities	47,201	43,464	149,896	136,306
Investing activities	(15,727)	(24,459)	(16,524)	(294,297)
Financing activities	(38,112)	(18,878)	(143,202)	141,290
Effects of exchange rate changes on cash	(546)	594	649	(3,093)
Net (decrease) increase in cash	(7,184)	721	(9,181)	(19,794)
Cash - beginning of period	65,724	70,033	67,721	90,548
Cash - end of period	58,540	70,754	58,540	70,754

Operating Activities

Third quarter of 2024

In the third quarter of 2024, cash flows provided by operating activities amounted to $47.2 million compared to $43.5 million in the third quarter of 2023. The increase was mainly the result of lower G&A expenses, finance costs and costs of sales, partially offset by lower revenues.

First nine months of 2024

In the first nine months of 2024, cash flows provided by operating activities amounted to $149.9 million compared to $136.3 million in the first nine months of 2023. The increase was mainly the result of lower G&A expenses, finance costs and costs of sales, partially offset by lower interest revenues.

Investing Activities

Third quarter of 2024

In the third quarter of 2024, cash flows used in investing activities amounted to $15.7 million compared to $24.5 million in the third quarter of 2023.

In the third quarter of 2024, Osisko Bermuda acquired a gold stream on the Cascabel project and made the first installment of $14.4 million (US$10.0 million plus related fees), and invested $1.3 million to acquire short-term investments from an associate.

In the third quarter of 2023, Osisko invested a total of $26.8 million in royalty interests, including US$15.0 million ($19.9 million) to acquire the Costa Fuego copper and gold NSR royalties, and acquired notes receivable for $2.7 million (presented as short-term investments on the consolidated balance sheets). During the same period, Osisko received $5.0 million in proceeds from disposal of investments.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

First nine months of 2024

In the first nine months of 2024, cash flows used in investing activities amounted to $16.5 million compared to $294.3 million in the first nine months of 2023.

In the first nine months of 2024, Osisko Bermuda acquired a gold stream on the Cascabel project and made the first installment of $14.4 million (US$10.0 million plus related fees), and invested $7.3 million to acquire short-term investments from an associate. The disposal of equity investments generated proceeds of $3.3 million and $1.9 million was received from the partial repayment of the Stornoway bridge loan, which was provisioned in 2023.

In the first nine months of 2023, Osisko invested a total of $239.5 million to acquire royalty and stream interests, including US$150.0 million ($198.8 million) to acquire the CSA silver and copper streams, US$10.3 million ($13.6 million) to amend its Gibraltar silver stream and US$15.0 million ($19.9 million) to acquire the Costa Fuego copper and gold NSR royalties. Concurrently with the acquisition of the CSA silver and copper streams, Osisko invested US$40.0 million ($53.0 million) in equity of Metals Acquisition as part of its concurrent equity financing. Osisko also acquired notes receivable for $6.5 million (presented as short-term investments on the consolidated balance sheets) and received $5.0 million in proceeds from disposal of investments.

Financing Activities

Third quarter of 2024

In the third quarter of 2024, cash flows used in financing activities amounted to $38.1 million compared to cash flows provided by financing activities of $18.9 million in the third quarter of 2023.

In the third quarter of 2024, Osisko repaid an amount of $27.3 million on its revolving credit facility and paid $10.7 million in dividends. Osisko received proceeds from the exercise of share options and the share purchase plan for $0.8 million and acquired shares under the NCIB program for $0.6 million.

In the third quarter of 2023, Osisko drew $19.8 million on its revolving credit facility to finance the acquisition of royalty and stream interests and repaid a total amount of $28.2 million during the same period. The Company also paid $10.3 million in dividends.

First nine months of 2024

In the first nine months of 2024, cash flows used in financing activities amounted to $143.2 million compared to cash flows provided by financing activities of $141.3 million in the first nine months of 2023.

In the first nine months of 2024, Osisko repaid an amount of $115.2 million on its revolving credit facility, paid $31.2 million in dividends and $3.3 million in withholding taxes on the settlement of restricted and deferred share units. Osisko received proceeds from the exercise of share options and the share purchase plan for $8.4 million during the same period.

In the first nine months of 2023, Osisko drew $206.7 million on its revolving credit facility to finance the acquisition of royalty and stream interests and repaid a total amount of $41.6 million during the same period. The Company also paid $29.4 million in dividends and $4.3 million in withholding taxes on the settlement of restricted and deferred share units. Osisko received proceeds from the exercise of share options and the share purchase plan for $10.6 million during the same period.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Quarterly Information

The selected quarterly financial information(i) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

GEOs	18,408	20,068	22,259	23,275	23,292	24,465	23,111	25,023
Cash	58,540	65,724	70,601	67,721	70,754	70,033	119,084	90,548
Total assets	1,870,570	1,891,654	1,956,655	1,965,987	2,176,118	2,191,128	2,008,740	1,996,301
Total long-term debt	80,746	108,966	151,944	191,879	315,390	319,650	134,370	147,950
Equity	1,663,402	1,663,203	1,676,941	1,650,498	1,737,560	1,748,097	1,759,062	1,737,211
Revenues	57,255	64,846	60,751	65,164	62,069	60,500	59,587	61,914
Net cash flows from operating activities	47,201	52,318	50,377	50,721	43,464	47,392	45,450	48,524
Impairment of assets, net of income taxes	-	49,857	-	88,000	27,906	21,227	271	3,000
Net earnings (loss)	18,288	(21,115)	15,073	(67,153)	(19,999)	17,961	20,848	22,408
Basic and diluted net earnings (loss) per share	0.10	(0.11)	0.08	(0.36)	(0.11)	0.10	0.11	0.12
Weighted average shares outstanding (000's)
- Basic	186,408	186,217	185,761	185,353	185,304	185,093	184 429	184,265
- Diluted	187,732	186,217	186,870	185,353	185,304	186,454	185,694	184,682
Share price - TSX - closing	25.05	21.32	22.23	18.91	15.95	20.36	21.36	16.32
Share price - NYSE - closing	18.51	15.58	16.42	14.28	11.75	15.10	15.82	12.07
Price of gold (average US$)	2,474	2,338	2,070	1,971	1,928	1,976	1,890	1,727
Closing exchange rate (ii) (US$/Can$)	1.3499	1.3687	1.3550	1.3624	1.3520	1.3428	1.3533	1.3544

(i) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS Accounting Standards.

(ii) Bank of Canada Daily Rate.

During the first nine months of 2024, the Company repaid $115.2 million on its revolving credit facility and recorded an impairment loss of $67.8 million ($49.9 million, net of income taxes) on its Eagle Gold mine royalty interest in the second quarter of 2024.

During the fourth quarter of 2023, the Company sold its equity investment in Osisko Mining Inc. for net proceeds of $127.9 million and used the funds to partially repay its outstanding revolving credit facility. The Company also incurred an impairment charge of $23.5 million on the Tintic stream and $64.5 million on the equity investment in Osisko Development.

During the second quarter of 2023, the Company, through Osisko Bermuda, acquired silver and copper streams on the CSA mine for US$150.0 million ($198.8 million) and common shares in Metals Acquisition, who acquired the CSA mine, for US$40.0 million ($53.0 million). The transaction was financed from cash on hand (approximately 30%) and from a drawdown on the revolving credit facility.

During the fourth quarter of 2022, Osisko repaid its convertible debentures for $300.0 million using $150.0 million from its cash balance and drew on its revolving credit facility for the balance.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Segment Disclosure

The President and Chief Executive Officer (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of precious metals and other commodities received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the nine months ended September 30, 2024 and 2023, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2024

Royalties	128,105	973	174	-	-	129,252
Streams	7,941	21,817	13,510	-	10,332	53,600

	136,046	22,790	13,684	-	10,332	182,852

2023

Royalties	114,392	1,111	122	286	-	115,911
Streams	26,249	24,176	7,713	-	8,107	66,245

	140,641	25,287	7,835	286	8,107	182,156

(i) 91% of North America's revenues were generated from Canada during the nine months ended September 30, 2024 (90% during the nine months ended September 30, 2023).

For the nine months ended September 30, 2024, two royalty and stream interests generated revenues of $99.1 million (three royalty and stream interests generated revenues of $106.8 million for the nine months ended September 30, 2023), which represented 54% of revenues (59% of revenues for the nine months ended September 30, 2023), including one royalty interest that generated revenues of $77.3 million ($63.7 million for the nine months ended September 30, 2023).

For the nine months ended September 30, 2024, revenues generated from precious metals represented 98% of total revenues. For the nine months ended September 30, 2023, revenues generated from precious metals and diamonds represented 89% and 10% of total revenues, respectively.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at September 30, 2024 and December 31, 2023, which is based on the location of the properties related to the royalty, stream or other interests (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

September 30, 2024

Royalties	560,117	182,647	11,527	71,809	-	14,868	840,968
Streams	186,378	174,693	190,632	-	30,103	44,865	626,671
Offtakes	-	-	9,540	-	5,000	-	14,540

	746,495	357,340	211,699	71,809	35,103	59,733	1,482,179

December 31, 2023

Royalties	638,871	182,858	11,257	71,809	-	14,868	919,663
Streams	185,912	163,149	194,267	-	29,494	46,379	619,201
Offtakes	-	-	9,348	-	4,899	-	14,247

	824,783	346,007	214,872	71,809	34,393	61,247	1,553,111

(i) 78% of North America's net interests are located in Canada as at September 30, 2024 (80% as at December 31, 2023).

Related Party Transactions

As at September 30, 2024, notes receivable from associates of US$11.5 million ($15.6 million) are included in short-term investments (US$6.2 million ($8.2 million) as at December 31, 2023).

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at September 30, 2024, significant commitments related to the acquisition of royalties and streams are detailed in the following table (i). The Company intends to meet these commitments by using its cash balance, from its expected operating cash flows to be generated from its operations and/or by drawdowns on its revolving credit facility.

Company	Project (asset)	Installments	Triggering events

Gold Resource Corporation	Back Forty project (gold stream)	US$5.0 million	Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns with construction finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$45.0 million

Receipt of all necessary material third-party approvals, licenses, rights of way, surface rights on the property and all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.

		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

SolGold plc	Cascabel project (gold stream)	US$10.0 million

Achievement of operational milestones, including execution of the amended investment protection agreement, completion of geotechnical drilling and finalization of the tailings storage facility design sufficient for a minimum of 10 years of operation.

		US$10.0 million	Achievement of operational milestones, including submission of all final permit applications for the construction and operation of the project.
		US$195.0 million	Pro rata to drawdowns with construction finance facility.

(i) On September 30, 2024, the Company announced that it has entered into a binding agreement to acquire a 1.8% gross revenue royalty (“GRR”) on Dalgaranga operated by Spartan in Western Australia. In addition, Osisko shall also acquire a 1.35% GRR on additional regional exploration licenses in proximity to Dalgaranga. The consideration to be paid by Osisko to the seller, Tembo Capital Mining Fund III, for the Dalgaranga Royalty and the Exploration Royalty, respectively, totals US$44.0 million and US$6.0 million. Closing of the transaction is subject to approval from Australia’s Foreign Investment Review Board, which is expected in the fourth quarter of 2024.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Stream and offtake purchase agreements

The following table summarizes the significant commitments related to producing assets and assets in advance stage of development to pay for gold and silver to which Osisko has the contractual right pursuant to the associated precious metals purchase agreements, as at September 30, 2024:

	Attributable payable production to be purchased		Per ounce/carat cash payment (US$)		Term of agreement	Date of contract
Interest	Silver	Other	Silver	Other

CSA streams (1)	100%	3.0 - 4.875% (Copper)	4%	4%	Life of mine	June 2023

Gibraltar stream (2)	87.5%		nil		Life of mine	March 2018 Amended June 2023

Mantos Blancos Stream (3)	100%		8% spot		Life of mine	September 2015 Amended Aug. 2019

Renard stream (4)		9.6% (Diamonds)		Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018

Sasa stream (5)	100%		$6.69		40 years	November 2015

(1) Osisko Bermuda will receive refined silver equal to 100% of the payable silver produced from the CSA mine for the life of the mine, and will be entitled to receive refined copper equal to 3.0% of payable copper produced from the CSA mine until the 5th anniversary of the agreements, then 4.875% of payable copper produced from the CSA mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from the CSA mine for the remaining life of the mine. On the 5th anniversary of the closing date (June 15, 2023), Metals Acquisition will have the option to exercise certain buy-down rights by paying a one-time cash payment to Osisko Bermuda of US$20.0 million to US$40.0 million. If the option is exercised, Osisko Bermuda will still be entitled to receive refined copper equal to 3.25% - 4.0625% of payable copper produced from the CSA mine until 23,900 to 28,450 metric tonnes have been delivered in aggregate, and thereafter 1.5% - 1.875% of payable copper produced from the CSA mine for the remaining life of the mine. As of September 30, 2024, a total of 283 tonnes of copper have been delivered to Osisko Bermuda under the stream agreement.

(2) Osisko will receive from Taseko an amount of silver production equal to 87.5% of Gibraltar mine's production, until reaching the delivery to Osisko of 6.3 million ounces of silver, and 30.625% of production thereafter. As of September 30, 2024, a total of 1.4 million ounces of silver have been delivered under the stream agreement.

(3) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of September 30, 2024, a total of 6.2 million ounces of silver have been delivered to Osisko Bermuda under the stream agreement.

(4) On October 27, 2023, Stornoway announced it was suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act.

(5) Price subject to the lesser of 3% or inflation over the previous calendar year measured by the consumer price index (CPI) per ounce price escalation after 2016.

Off-Balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of November 6, 2024, 186,612,336 common shares and 2,519,408 share options were issued and outstanding.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Subsequent Event to September 30, 2024

Dividend

On November 6, 2024, the Board of Directors declared a quarterly dividend of $0.065 per common share payable on January 15, 2025 to shareholders of record as of the close of business on December 31, 2024.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is subject to a number of risk factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC"). If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three and nine months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS Accounting Standards, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three and nine months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Basis of Presentation of Consolidated Financial Statements

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2023 and 2022, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. Certain of these standards are not expected to have a material impact on the Company's current or future reporting periods and are therefore not discussed herein, with the exception of the amendments to IAS 1, Presentation of Financial Statements (Non-current Liabilities with Covenants), the issuance of IFRS 18, Presentation and Disclosure in Financial Statements, and the amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, which are discussed below.

Amendments - IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity's expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

  the carrying amount of the liability;
  information about the covenants; and
  facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the "settlement" of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity's own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have an impact on the Company's consolidated financial statements for the three and nine months ended September 30, 2024.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors' concerns about the comparability and transparency of entities' performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how 'operating profit or loss' is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

  the structure of the statement of profit or loss;
  required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and
  enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

Amendments - IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

  clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
  clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
  add new disclosures for certain instruments with contractual terms that can change cash flows; and
  update disclosures for equity instruments designated at fair value through other comprehensive income.

The new requirements will apply from January 1, 2026, with early application permitted. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

Critical Accounting Estimates and Significant Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as significant judgements in applying the Company's accounting policies are detailed in the notes to the audited consolidated financial statements for the years ended December 31, 2023 and 2022, filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the notes to the audited consolidated financial statements for the years ended December 31, 2023 and 2022 and in the interim unaudited consolidated financial statements for the three and nine months ended September 30, 2024 and 2023, both filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guy Desharnais, Ph.D., P.Geo, Vice President, Project Evaluation at Osisko, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Non-IFRS Financial Performance Measures

The Company has included certain performance measures in this MD&A that do not have any standardized meaning prescribed by IFRS Accounting Standards including (i) cash margin (in dollars and in percentage of revenues), (ii) adjusted earnings and (iii) adjusted earnings per basic share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS Accounting Standards. As Osisko's operations are primarily focused on precious metals, the Company presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS Accounting Standards, to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

During the fourth quarter of 2023, the following changes were made to the composition of adjusted earnings:

(i) total gains and losses on investments on the statement of income (loss) are now excluded from net earnings (loss); prior to this change, only the unrealized gains and losses on investments were excluded from net earnings (loss);

(ii) total foreign exchange gains and losses on the statement of income (loss) are now excluded from net earnings (loss); prior to this change, only the foreign exchange gains and losses adjustments from operation activities on the statement of cash flows were excluded from net earnings (loss);

(iii) the tax impact of all adjustments in the calculation of adjusted earnings is now considered; prior to this change, the total deferred income taxes on the statement of earnings (loss) was excluded from net earnings (loss).

These changes in the manner in which the Company calculates adjusted earnings were made to align the calculations with its peers and facilitate the comparison with these companies. These changes also affect indirectly adjusted earnings per basic share because they are calculated from adjusted earnings. Quarterly comparative figures have been restated to reflect the current composition of adjusted earnings.

Cash margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues. A reconciliation of the cash margin per type of interests (in dollars and in percentage of revenues) is presented under the Overview of Financial Results section of this MD&A.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings is defined as: net earnings (loss), adjusted for certain items: foreign exchange gains (losses), impairment charges and reversal related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairment of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings (loss)	18,288	(19,999)	12,246	18,810

Adjustments:
Impairment of royalty and stream interests	-	17,490	67,832	24,119
Foreign exchange (gain) loss	(737)	3,390	3,582	3,543
Share of loss (income) of associates	11,188	4,754	27,863	(8,268)
Changes in allowance for expected credit losses and write-offs	-	17,349	(1,895)	37,480
Loss on investments	104	2,513	3	4,482
Tax impact of adjustments	5	(7,197)	(17,904)	(9,482)

Adjusted earnings	28,848	18,300	91,727	70,684

Weighted average number of common shares outstanding (000's)	186,408	185,304	186,145	184,947

Adjusted earnings per basic share	0.15	0.10	0.49	0.38

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Forward-Looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko's assets (including increase of production), the revised 2024 guidance on GEOs and cash margin included under "Revised Guidance for 2024" and other guidance based on disclosure from operators, timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities, future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and statements and guidance as to gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, including the assumptions set out under "Revised Guidance for 2024", and no assurance can be given that the estimates or related revised guidance will be realized. Forward-looking statements are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or by statements that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating to title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing to Osisko or the operators of properties, and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko's business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko's Passive Foreign Investment Company ("PFIC") status. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Company's ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this MD&A are not guarantee of future performance and should not be unduly relied upon. In this MD&A, Osisko relies on information publicly disclosed by other issuers and third-parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 ("NI 43-101"). The definitions of NI 43-101 are adopted from those described by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). In a number of cases Osisko has disclosed resource and reserve estimates covering properties related to the mining assets that are not based on CIM definitions, but instead have been prepared in reliance upon JORC and S-K 1300 (collectively, the "Acceptable Foreign Codes"). Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances. New mining disclosure rules under Subpart 1300 of Regulation S-K ("S-K 1300") became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates. Nonetheless, readers are cautioned that there are differences between the terms and definitions of the CIM and the Acceptable Foreign Codes, and there is no assurance that mineral reserves or mineral resources would be identical had the owner or operator prepared the reserve or resource estimates under another code. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the S-K 1300. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

Osisko Gold Royalties Ltd.	Management’s Discussion and Analysis
2024 – Third Quarter Report

Corporate Information

Osisko Gold Royalties Ltd - Head Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com	Michael Spencer, Managing Director

Osisko Gold Royalties Ltd - Toronto Office
100 King Street West
Suite 5710
Toronto, Ontario, Canada M5X 1K1

Directors	Officers
Norman MacDonald, Chair	Jason Attew, President and Chief Executive Officer
Jason Attew, President and Chief Executive Officer	Guy Desharnais, Vice President, Project Evaluation
Joanne Ferstman	Iain Farmer, Vice President, Corporate Development
Edie Hofmeister	André Le Bel, Vice President, Legal Affairs and
William Murray John	Corporate Secretary
Pierre Labbé	Grant Moenting, Vice President, Capital Markets
Wendy Louie	Brendan Pidcock, Vice President, Engineering
Candace MacGibbon	Frédéric Ruel, Vice President, Finance and Chief
David Smith	Financial Officer
Heather Taylor, Vice President, Sustainability and Communications

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Ph.D., P.Geo, Vice President, Project Evaluation

Exchange listings - common shares

Toronto Stock Exchange: OR

New York Stock Exchange: OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: TSX Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP